Proxy Statement

Annual Meeting of Stockholders

2019



Notice of Annual Meeting of Stockholders

To our Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of eBay Inc., a Delaware corporation, will be held on Thursday, May 30, 2019, at 8:00 a.m. Pacific Time at our principal executive office located at 2025 Hamilton Avenue, San Jose, California 95125.

Items of Business	• Election of 15 directors named in the accompanying Proxy Statement to our Board of Directors (the "Board") to hold office until our 2020 Annual Meeting of Stockholders • Advisory vote to approve named executive officer compensation • Ratification of appointment of independent auditors • Management proposal to amend special meeting provisions in the Company's charter and bylaws • Stockholder proposal requesting that the Board require an independent chair, if properly presented • Transaction of such other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting
Record Date	Our Board has fixed the close of business on April 5, 2019, as the record date for identifying those stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

These items of business are described more fully in the accompanying Proxy Statement. We will be providing access to our proxy materials over the Internet under the Securities and Exchange Commission's "notice and access" rules. As a result, on or about April 19, 2019, we are mailing to many of our stockholders a notice instead of a paper copy of the Proxy Statement and our 2018 Annual Report.

Your vote is important. Regardless of whether you plan to participate in the Annual Meeting, we hope you will vote as soon as possible. You may cast your vote over the Internet, by telephone, by mail or during the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 30, 2019: THE PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT
https://investors.ebayinc.com/financial-information/annual-reports/default.aspx

This Proxy Statement will also be available in interactive form at https://iiwisdom.com/ebay-2019

By Order of the Board of Directors

Marie Oh Huber
Secretary

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Meeting Information

Date	Thursday, May 30, 2019
Time	8:00 a.m. Pacific Time
Location	2025 Hamilton Avenue, San Jose, CA 95125
Record Date	April 5, 2019

How to Vote

YOUR VOTE IS IMPORTANT. You are eligible to vote if you were a stockholder at the close of business on April 5, 2019 (the "Record Date"). Even if you plan to attend the meeting, please vote as soon as possible using any of the following methods. In all cases, you should have your notice, or if you requested to receive printed proxy materials, your proxy card or voting instruction form on hand and follow the instructions:



By Internet	**By Telephone**	**By Mail**
You can vote your shares online at www.proxyvote.com.	You can vote your shares by calling +1 (800) 690-6903.	If you requested to receive printed proxy materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Proposals Requiring Your Vote

Description	Board's Voting Recommendation	Page Reference (for more detail)
Proposal 1. Election of 15 directors named in this Proxy Statement to our Board to hold office until our 2020 Annual Meeting of Stockholders	**FOR** each director nominee	24
Proposal 2. Advisory vote to approve named executive officer compensation	**FOR**	37
Proposal 3. Ratification of appointment of independent auditors	**FOR**	39
Proposal 4. Management Proposal regarding special meeting provisions	**FOR**	43
Proposal 5. Stockholder Proposal requesting that the Board require an independent chair, if properly presented	**AGAINST**	45

Corporate Governance

The Board of Directors (the "Board") of eBay Inc. ("eBay" or the "Company") is responsible for (1) providing advice and oversight of the strategic and operational direction of the Company and (2) overseeing the Company's executive management to ensure the Company operates in ways that support the long-term interest of our stockholders and the stakeholders we serve. eBay is committed to transparency and accountability, as demonstrated by the following governance features:

- ✓ Strong Board independence (14 of 15 directors are independent)
- ✓ Declassified Board with all members standing for election annually
- ✓ Majority vote standard for uncontested director elections
- ✓ Stockholder right to call a special meeting
- ✓ Stockholder proxy access
- ✓ Strong stockholder engagement practices

- ✓ Separate Chairman and CEO roles
- ✓ Independent Chairman with robust responsibilities
- ✓ Simple majority vote standard for bylaw/charter amendments and transactions
- ✓ Clawback policy
- ✓ Stock ownership requirements for our executive officers and directors
- ✓ Anti-hedging and anti-pledging policies

2019 Director Nominees

Name	Director Since	Independent	Committee Memberships*				Other Public Company Boards
			AC	CC	CGC	RC	
Fred D. Anderson Jr.	2003	YES	♟ (Chair)				1
Anthony J. Bates	2015	YES		●		●	2
Adriane M. Brown	2017	YES	●			●	2
Jesse A. Cohn	2019	YES					1
Diana Farrell	2017	YES				●	None
Logan D. Green	2016	YES			●		None
Bonnie S. Hammer	2015	YES		●			1
Kathleen C. Mitic	2011	YES		●	♟ (Chair)		1
Matthew J. Murphy	2019	YES					1
Pierre M. Omidyar	1996	YES					None
Paul S. Pressler	2015	YES		♟ (Chair)	●		None
Robert H. Swan	2015	YES				♟ (Chair)	1
Thomas J. Tierney (Chairman of the Board)	2003	YES		●	●		None
Perry M. Traquina	2015	YES	●		●		2
Devin N. Wenig	2015	NO					1

* AC = Audit Committee; CC = Compensation Committee; CGC = Corporate Governance and Nominating Committee; RC = Risk Committee; Committee Chair = ♟

Executive Compensation

In 2018, eBay made solid progress executing its strategy of delivering the best choice, most relevance and most powerful selling platform for buyers and sellers. The Company accelerated its product innovation to improve the customer experience for buyers and sellers and delivered strong financial results. At the same time, the leadership team continued to foster a culture wedded to the Company's purpose of creating a better, more sustainable form of commerce and rooted in the core values of being inventive, bold, courageous, diverse and inclusive. The Compensation Committee and our CEO remain committed to our existing executive compensation program, which is designed to align with our business goals and culture, serves the long-term interests of our stockholders and is highly performance based. We believe that our pay-for-performance-driven executive compensation program ensures that our executives' compensation is tied to delivering results that support the Company's business strategy and objectives.

Our Compensation Program

The goals of our executive compensation program are to:

- **align** compensation with our business objectives, performance and stockholder interests,
- **motivate** executive officers to enhance short-term results and long-term stockholder value,
- **position** us competitively among the companies against which we recruit and compete for talent, and
- **enable** us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

How We Pay Our Executive Officers

We achieve these objectives primarily by employing the following elements of pay for our executive officers:

- long-term equity compensation,
- an annual cash incentive, and
- base salary.

Our executive officers also participate in our broad-based retirement savings and benefit programs and receive limited perquisites.

In 2018, we continued to use a mix of equity and cash compensation vehicles to compensate our executive officers. Our incentive compensation is dependent on financial targets that the Compensation Committee believes correlate with operating performance over one- and multi-year performance periods and long-term stock performance.

In recognition of the importance of our strategic decision to improve customer experience by intermediating payments on our Marketplace platform (our "Payments" initiative), we have adjusted the PBRSU Program for the 2018-2019 PBRSU cycle to tie our senior executives' compensation to the degree of achievement of Payments intermediation through the use of a Payments achievement modifier component to the design.

The following chart shows the breakdown of 2018 compensation for our CEO, Devin Wenig, and illustrates the predominance of equity incentives and performance-based components in our executive compensation program.



As discussed above, our executive compensation program aligns compensation with our business objectives, and is highly performance-based, with payouts under the program dependent on meeting financial and operational targets over designated performance periods. For 2018, we selected financial metrics and targets that the Compensation Committee believes incentivize our management team to achieve our strategic objectives and drive the Company's financial performance and long-term stock performance, including FX-neutral revenue, non-GAAP operating margin dollars, return on invested capital, payment intermediation usage and non-GAAP net income. The specific results for 2018 are described on page 65 under 2018 Business Results.

Our Compensation Practices

We believe our compensation practices align with and support the goals of our executive compensation program and demonstrate our commitment to sound compensation and governance practices.

What We Do	What We Don't Do
✓ **Align executive compensation with the interests of our stockholders**	✗ **Tax gross-ups for change in control benefits**
• Pay-for-performance emphasized	✗ **Automatic "single-trigger" acceleration of equity upon a change in control**
• Majority of total compensation comprises performance-based compensation: PBRSUs and annual cash incentives	✗ **Repricing or buyout of underwater stock options without stockholder approval**
• Equity/cash compensation ratio significantly favors equity	✗ **Hedging and pledging transactions**
• Meaningful stock ownership requirements	
✓ **Avoid excessive risk-taking**	
• Robust clawback policy	
• Multiple performance measures, caps on incentive payments, and overlapping two-year performance periods for PBRSU awards	
✓ **Adhere to compensation best practices**	
• Compensation benchmarked at or around the 50th percentile of peer group	
• Independent compensation consultant engaged	
• Only limited perquisites for executive officers that are not available to all employees	

Corporate Governance

Overview

The Board is responsible for (1) providing advice and oversight of the strategic and operational direction of the Company and (2) overseeing the Company's executive management, each to ensure the Company operates in ways that support the long-term interest of our stockholders and the other stakeholders we serve. The Board has adopted clear and specific governance guidelines ("Corporate Governance Guidelines") that, along with our bylaws, Board committee charters, and our Code of Business Conduct and Ethics ("Code of Business Conduct"), provide the framework for the governance of the Company.

eBay is committed to transparency and accountability, as demonstrated by the following governance features:

✓ Strong Board independence (14 of 15 directors are independent)	✓ Separate Chairman and CEO roles
✓ Declassified Board with all members standing for election annually	✓ Independent Chairman with robust responsibilities
✓ Majority vote standard for uncontested director elections	✓ Simple majority vote standard for bylaw/charter amendments and transactions
✓ Stockholder right to call a special meeting	✓ Clawback policy
✓ Stockholder proxy access	✓ Stock ownership requirements for our executive officers and directors
✓ Strong stockholder engagement practice	✓ Anti-hedging and anti-pledging policies

Our Corporate Governance Guidelines, the charters of our principal Board committees, and our Code of Business Conduct can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents. Any changes in these governance documents will be reflected in the same location on our website. Information contained on our investor relations website is not part of this Proxy Statement.

Independence

The rules of The Nasdaq Stock Market require listed companies to have a board of directors with at least a majority of independent directors. These rules have both objective tests and a subjective test for determining who is an "independent director."

Objective tests	The objective tests state, for example, that a director is not considered independent if he or she is an employee of the Company, or is a partner in, or a controlling stockholder or executive officer of, an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year.
Subjective test	The subjective test requires our Board to affirmatively determine that a director does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities.

On a quarterly basis, each member of our Board is required to complete a questionnaire designed to provide information to assist the Board in determining whether the director is independent under the listing standards of The Nasdaq Stock Market and our Corporate Governance Guidelines, and whether members of our Audit Committee and Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and Nasdaq independence requirements.

Our Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making its determination regarding a director's independence, and does not consider any such transactions, relationships, and arrangements in making its subjective determination.

14 of our 15 Directors are Independent



Independence

- Independent
- Non - Independent

Gender Diversity

- Female
- Male

Minority representation

- Minority

Tenure

- < 4 years
- 4 - 12 years
- > 12 years

Our Board has determined that each of the following directors is independent under the listing standards of The Nasdaq Stock Market and under eBay's Corporate Governance Guidelines:

- Fred D. Anderson Jr.
- Anthony J. Bates
- Adriane M. Brown
- Jesse A. Cohn
- Diana Farrell
- Logan D. Green
- Bonnie S. Hammer
- Kathleen C. Mitic

- Matthew J. Murphy
- Pierre M. Omidyar
- Paul S. Pressler
- Robert H. Swan
- Thomas J. Tierney
- Perry M. Traquina

The Board limits membership on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee to independent directors.

Our Corporate Governance Guidelines require any director who has previously been determined to be independent to inform the Chairman of the Board and our Corporate Secretary of any change in his or her principal occupation or status as a member of the board of any other public company, including retirement, or any change in circumstance that may cause his or her status as an independent director to change.

Board Refreshment

Our Board has shown an ongoing commitment to Board refreshment and to having highly qualified, independent perspectives in the boardroom. Of our current directors, 11 new directors were added since 2015. Our directors have an average tenure of 6 years and a median tenure of 3 years. This experience balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors. One of our goals in board refreshment is enhancing the diversity of the Board, and to that end, we have had three women directors join the Board since 2015.

Board of Directors and Committees

In accordance with our bylaws, our Board elects our Chairman of the Board and appoints our CEO. Our Corporate Governance Guidelines require that the roles of Chairman of the Board and CEO be held by separate individuals and require the appointment of a lead independent director if the Chairman of the Board is not an independent director. Mr. Tierney has served as our Chairman of the Board since July 2015. The Board believes that the separation of the offices of the Chairman of the Board and CEO is appropriate at this time as it aids in the Board's oversight of management and it allows our CEO to focus primarily on his management responsibilities.

All directors are elected annually. We do not have a classified board.

The Board has four principal committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Risk Committee.

The purpose of the Board committees is to help the Board effectively and efficiently fulfill its responsibilities, but they do not displace the oversight of the Board as a whole. Each committee meets regularly and has a written charter that has been approved by the Board. In addition, a member of each committee periodically reports to the Board on any significant matters discussed by the committee.

Board of Directors
Chairman of the Board: Thomas J. Tierney (Independent)

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Risk Committee
Chair: Fred D. Anderson Jr.	Chair: Paul S. Pressler	Chair: Kathleen C. Mitic	Chair: Robert H. Swan
All Members Independent	*All Members Independent*	*All Members Independent*	*All Members Independent*

During 2018, our Board held six meetings, and each Board member attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served.

Audit Committee

Each member of the Audit Committee is independent in accordance with the audit committee independence requirements of the listing rules of The Nasdaq Stock Market and the applicable rules and regulations of the SEC. Our Board has determined that Mr. Anderson is an "audit committee financial expert" as defined by the SEC.

Audit Committee	Ten Meetings in 2018
All independent	*Key Responsibilities*
Fred D. Anderson Jr. (Chair) **Adriane M. Brown** **Perry M. Traquina**	• Meet with our independent auditors to review the results of the annual audit and to discuss our financial statements, including the independent auditors' judgment about the quality of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in our financial statements, and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards; • Meet with our independent auditors to review the interim financial statements prior to the filing of our quarterly reports on Form 10-Q; • Decide whether to appoint, retain, or terminate our independent auditors, including the sole authority to approve all audit engagement fees and terms; • Oversee the independence of the independent auditors, evaluate together with the Board the independent auditors' performance, and review and approve the fees of the independent auditors; and • Receive and consider the independent auditors' comments as to controls, adequacy of staff, and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and our legal and ethical compliance programs.
	Other Duties
	• Prepare the Audit Committee Report for inclusion in our proxy statement; • Approve audit and non-audit services provided to us by our independent auditors; • Consider conflicts of interest and review all transactions with related persons involving executive officers or Board members that are reasonably expected to exceed specified thresholds; • Review and discuss with management our financial risk exposures, including credit and counterparty risks, market risk, asset and liability risk, liquidity risk, foreign currency risk, and investment policy and risk, and the steps we have taken to detect, monitor, and actively manage such exposures; • Review with our General Counsel and Secretary significant legal, compliance, and regulatory matters that could have a material impact on our financial statements or our business, including material notices to or inquiries received from governmental agencies; and • Determine the compensation of our Vice President, Internal Audit, who meets with the Audit Committee regularly without other members of management present.

You can view our Audit Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Compensation Committee

The members of our Compensation Committee are all independent in accordance with the rules and regulations of The Nasdaq Stock Market, the Exchange Act and Section 162(m) of the Internal Revenue Code.

Compensation Committee	Nine Meetings in 2018
All independent	*Key Responsibilities*
Paul S. Pressler (Chair) **Anthony J. Bates** **Bonnie S. Hammer** **Kathleen C. Mitic** **Thomas J. Tierney**	• Review and approve all compensation programs applicable to directors and executive officers, the overall strategy for employee compensation, and the compensation of our CEO and our other executive officers; • Oversee and monitor compliance with the Company's stock ownership guidelines applicable to directors and executive officers; • Review the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement; and • Review and consider whether to recommend adjustments to executive compensation.
	Other Duties
	• Assess on an annual basis the independence of its compensation consultants, outside legal counsel, and other compensation advisers.

The Compensation Committee Charter permits the Compensation Committee to, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee.

Additional disclosure regarding the role of the Compensation Committee in compensation matters, including the role of consultants in compensation decisions, can be found under "Compensation Discussion and Analysis — Compensation Decisions for 2018" and "Compensation Discussion and Analysis — Further Considerations for Setting Executive Compensation — Role of Consultants in Compensation Decisions" below.

You can view our Compensation Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Compensation Committee Interlocks and Insider Participation. All members of the Compensation Committee during 2018 were independent directors, and no member was an employee or former employee of eBay. No Compensation Committee member had any relationship requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC. During 2018, none of our executive officers served on the Compensation Committee (or its equivalent) or board of directors of another entity whose executive officer served on our Compensation Committee or Board.

Corporate Governance and Nominating Committee

All members of our Corporate Governance and Nominating Committee are independent under the listing standards of The Nasdaq Stock Market.

Corporate Governance and Nominating Committee	Four Meetings in 2018
All independent	*Key Responsibilities*
Kathleen C. Mitic (Chair) **Logan D. Green** **Paul S. Pressler** **Thomas J. Tierney** **Perry M. Traquina**	• Make recommendations to the Board as to the appropriate size of the Board or any Board committee; • Review the qualifications of candidates for the Board; and • Make recommendations to the Board on potential Board and Board committee members (whether as a result of vacancies, including any vacancy created by an increase in the size of the Board, or as part of the annual election cycle).
	Other Duties
	• Establish procedures for the oversight of the evaluation of the Board and management; • Review correspondence received from stockholders; and • Review our Corporate Governance Guidelines on an annual basis.

Director Nominations. The Corporate Governance and Nominating Committee considers nominee recommendations from a variety of sources, including nominees recommended by stockholders. The Corporate Governance and Nominating Committee has from time to time retained an executive search firm to help facilitate the screening and interview process of director nominees. The Corporate Governance and Nominating Committee expects that qualified candidates will have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems, and will be able to represent the interests of the stockholders as a whole rather than special interest groups or constituencies.

Among other factors, the Corporate Governance and Nominating Committee considers each candidate relative to the following:

CORE QUALIFICATIONS AND EXPERIENCES	DIVERSITY OF SKILLS AND EXPERIENCES
✓ Integrity and judgment ✓ Demonstrated management ability ✓ Extensive experience in the public, private or not-for-profit sectors ✓ Leadership and expertise in their respective fields ✓ Financial literacy or expertise ✓ Experience of particular relevance to the Company ✓ Ability to work synergistically with others to solve complex problems ✓ Availability and willingness to devote sufficient time to Board activities ✓ Involvement in educational, charitable and community organizations ✓ Strategic thinking ✓ Reputational focus	+ Technology industry experience + Financial experience as CFO or in a similar capacity + Public company / corporate governance experience + Global experience + Audit, tax, accounting and preparation of financial statements + Transactional experience + Mergers and Acquisitions experience + Established and growth markets experience + Management and strategy / leadership consulting experience + Media experience + Environmental, social and governance experience + Talent and culture development experience + Product and marketing experience + Investment and finance experience + Government and public policy experience

Our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee should consider diversity (including gender and race), age, international background, and expertise in evaluating potential Board members.

> **Diversity is an important factor in our consideration of potential directors**
>
> **When searching for new directors, the Corporate Governance and Nominating Committee actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen.**
>
> Diversity is also assessed as part of the annual Board evaluation.

The Corporate Governance and Nominating Committee considers the interplay of a candidate's background and expertise with that of other Board members, and the extent to which a candidate may be a desirable addition to any committee of the Board. The Corporate Governance and Nominating Committee values diversity as a factor in selecting nominees to serve on the Board.

Finally, the Corporate Governance and Nominating Committee also takes into account the set of guiding principles relating to Board membership described in "Our Corporate Governance Practices — Succession Planning" below.

You can view our Corporate Governance and Nominating Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Risk Committee

The Risk Committee was formed in September 2018. The Risk Committee Charter, which can be viewed at https://investors.ebayinc.com/corporate-governance/governance-documents, requires a majority of the committee members to be independent under the listing standards of the Nasdaq Stock Market. Currently, all members of our Risk Committee are independent under the Nasdaq Stock Market listing standards.

Risk Committee	
All independent	*Key Responsibilities*
Robert H. Swan (Chair) **Anthony J. Bates** **Adriane M. Brown** **Diana Farrell**	• Oversee the Company's management of key risks such as information security and regulatory compliance (including privacy, anti-money laundering and foreign assets control), as well as the guidelines, policies and processes for monitoring and mitigating such risks.
	Other Duties
	• Review and discuss with management the Company's enterprise risk management function and structure, and the guidelines, policies and processes for risk assessment and risk management;
	• Review and discuss with management the tone and culture within the Company regarding risk, including open risk discussions, and integration of risk management into the Company's behaviors, decision making, and processes;
	• Receive reports from the Company's corporate audit and compliance staff on the results of risk management reviews and assessment;
	• Review reports from the Company's Chief Compliance Officer regarding ongoing enhancements to, and overall effectiveness of, the Company's compliance risk management program;
	• Review management actions on significant compliance matters and the Company's compliance with applicable law and regulation; and
	• Review disclosure regarding risk contained in the Company's annual report on Form 10-K as well has any significant updates to such disclosure.

Stockholder Rights

Our Board is committed to good corporate governance and believes in maintaining policies and practices that serve the interests of all stockholders, including governance provisions that protect and empower stockholders, including:

- Special Meeting – Stockholders representing 25% or more of eBay common stock can call a special stockholders meeting. Management is proposing an amendment to the Company's bylaws and charter reducing the ownership threshold to 20%.

- Annual Election of Board of Directors – All directors are elected annually by the stockholders, and stockholders can remove directors with or without cause.

- Majority Voting for Election of Board of Directors – We have adopted a majority voting standard for the election of directors in uncontested elections.

- Proxy Access for Director Nominations – We have adopted a proxy access bylaw provision that allows an eligible stockholder or group of stockholders to nominate candidates for election to the Board that are included in our proxy statement and ballot.

- Majority Voting for Charter and Bylaw Amendments – Our charter and bylaw provisions do not have supermajority voting provisions. Stockholders can approve binding charter and bylaw amendments with a majority vote.

- No Stockholder Rights Plan – We do not have a stockholder rights plan (also known as a "poison pill").

- Independent Board Leadership – We have separated the roles of Chairman of the Board and CEO. The Chairman of the Board is an independent director – as are all of the chairs and members of the Audit, Compensation, Corporate Governance and Nominating and Risk Committees.

- Stockholder Engagement – Stockholders can communicate directly with the Board and/or individual directors. (See "Contacting the Board or Individual Directors" below.) In addition, management and members of the Board regularly engage with stockholders to solicit their views on important issues such as corporate governance and executive compensation.

Stockholder Engagement on Corporate Governance and Our Executive Compensation Program

We have a practice of regularly engaging with stockholders to seek their feedback on our corporate governance practices and our executive compensation program. After we file our proxy statement, we engage with our largest stockholders about important topics to be addressed at our annual meeting. In the fall, we conduct an additional cycle of stockholder engagement where we focus on our corporate governance practices and executive compensation program, as well as anything else resulting from matters voted on at our annual meeting. Following each round of stockholder engagement, we provide an overview of the discussions and feedback to the applicable Board committees, which is also discussed with the Board.

Stockholder engagement:

- Regular engagement with stockholders on a broad range of topics
- Offered meetings with stockholders representing more than 55% of common stock outstanding throughout the year
- Met with stockholders representing ~33% of common stock outstanding
- Regular cadence of stockholder engagement in the spring and in the fall



2018 discussion topics included:

- Say-on-pay
- Short-term and long-term incentive program design and performance metrics
- Diversity and Inclusion
- Board and governance matters
- Cybersecurity Environmental, Social and Governance matters
- Special meeting threshold



BOARD OF DIRECTORS

Gender Pay Equity and Global Diversity & Inclusion. We have reported on gender pay equity for a number of years. Starting in October 2016, we publicly disclosed key findings of our pay equity study, including that women earn the same as men in the U.S. in terms of salary. In March 2017, we published our first global Diversity and Inclusion ("D&I") Report, which included both quantitative information about our global gender diversity and U.S. racial and ethnic diversity along with details about our strategic approach, programs and initiatives. In April 2018, we published our second global D&I Report, along with the findings from our second global study of gender pay equity. We published our global D&I Report for the 2018 calendar year in mid-April 2019. In that report we share the results of our third global gender pay equity study, which found that we have 99.8% gender pay equity in the U.S. and 99.7% globally.

Our Corporate Governance Practices

We believe in strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board accountability. Our Corporate Governance Guidelines set a framework within which our Board will conduct its business and demonstrate our commitment to good governance and our relationship with our stockholders. Principle features of our Corporate Governance Guidelines are summarized below along with certain other of our governance practices.

Meetings of the Board of Directors and Committees

Executive Sessions among Independent Directors. At least several times a year, the independent directors meet in executive sessions. The Chairman leads these discussions.

Outside Advisors. The Board and each of its committees may retain outside advisors of its choosing at the Company's expense. Neither the Board nor any committee is required to obtain management's consent to retain outside advisors.

Board Member Attendance at Annual Meeting

Absent exigent circumstances, all Board members are expected to attend eBay's annual meeting of stockholders in person or by telephone or video call. Twelve of the 13 directors serving on our Board at the time of our last annual meeting of stockholders, which was held in May 2018, attended that meeting.

Board and Committee Effectiveness; Board Annual Self-Assessment; Board Education

It is important that the Board and its committees are performing effectively and in the best interests of the Company and its stockholders. The Board and each committee perform an annual self-assessment to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The Chair of the Corporate Governance and Nominating Committee leads the Board in its review of the results of the annual self-assessment and takes further action as needed. In addition, the Company provides membership in the National Association of Corporate Directors to all Board members, as well as the opportunity to attend director education programs at other institutions, to assist them in remaining current with exemplary board and committee practices and developments in corporate governance.



The Board also has developed a set of guiding principles relating to Board membership. The Board believes that in light of the rapidly changing environment in which the Company's businesses operate, the Board must add members with highly relevant professional experience. In addition, the Board believes that a certain amount of director turnover is to be expected and desirable, though it does not have term limits.

Succession Planning

The Board recognizes the importance of effective executive leadership to eBay's success. We conduct a review process at least annually that includes succession plans for our senior leadership positions. These succession plans are reviewed and approved by our Board. In conducting its review, the Board considers, among other factors, organizational and operational needs, competitive challenges, leadership/ management potential and development, and emergency situations.

Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic, financial, legal and regulatory, operational, and other risks, such as the impact of competition. Management is responsible for the day-to-day management of the risks that we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for satisfying itself that the risk management framework and supporting processes as implemented by management are adequate and functioning as designed.

Committee Role in Risk Oversight. While the Board is ultimately responsible for risk oversight at eBay, and directly oversees risks related to the Company's strategy, business execution, and competition, in September 2018, the Board formed the Risk Committee to assist the Board in its oversight of key risks such as information security and regulatory compliance (including privacy, anti-money laundering and foreign assets control). The Audit Committee continues to have the primary responsibility for the oversight of financial risks facing the Company's businesses (including credit and counterparty risks, market risk, asset and liability risk, liquidity risk, foreign currency risk, and investment policy and risk). The Compensation Committee continues to assist the Board in its oversight function of risks related to the Company's compensation policies and practices.

We also have embedded an enterprise risk management ("ERM") program across our core businesses, aligned with our Company-wide initiative involving the Risk Committee, management, and other personnel. The ERM framework is designed to identify, assess, prioritize, and manage our major risk exposures which could affect our ability to execute on our corporate strategy and fulfill our business objectives. The ERM program is designed to enable the Risk Committee to establish a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities, to review the Company's risk exposure and risk tolerance, and to elevate certain key risks for oversight at the Board level.

Management's Role in Risk Oversight. The Chief Compliance Officer and other members of management, as appropriate, periodically review with the Risk Committee the major risks facing eBay and the steps management has taken to detect, monitor, and actively manage those risks within the agreed risk tolerance. Our Vice President, Internal Audit is responsible for our internal audit function and reports directly to the Audit Committee. The Audit Committee reviews and evaluates the compensation and performance of the Vice President, Internal Audit and provides the Vice President, Internal Audit with direct access to the Audit Committee. The Vice President, Internal Audit facilitates the Audit Committee's review and approval of the internal audit plan and provides regular reporting on audit activities. The Vice President, Internal Audit periodically reviews with the Audit Committee the major financial risks facing eBay and the steps management has taken to detect, monitor, and manage those risks within the agreed risk tolerance. The executive responsible for managing a particular risk may also report to the Risk Committee or Audit Committee, as appropriate, on how the risk is being managed and progress towards agreed mitigation goals.

Risk Assessment of Compensation Policies and Practices. We have assessed the compensation policies and practices for our employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company. This analysis was presented to the Compensation Committee, which agreed with this conclusion.

Corporate Hotline. We have established a corporate hotline that is operated by a third party and allows any employee to confidentially and anonymously (where legally permissible) lodge a complaint about any accounting, internal control, auditing, or other matters of concern.

Conflicts of Interest

We expect our directors, executive officers, and other employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend on the good judgment, ethical standards, and personal integrity of each director, executive officer, and employee. Our Code of Business Conduct requires that directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. In order to better protect us and our stockholders, we regularly review our Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and General Counsel of the proposed transaction, and the Company's senior management then assesses the nature and degree to which the investee company is competitive with the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's senior management determines that the competitive situation and potential overlaps between eBay and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of the investee company or conveying any confidential or proprietary material between the Company and the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, and recusing himself/herself from portions of Company Board meetings that contain competitive information reasonably pertinent to the investee company). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed under the section entitled "Certain Transactions with Directors and Officers" below.

Director Nominations

Stockholders wishing to submit recommendations or director nominations pursuant to the advance notice procedures set forth in our bylaws for our 2020 Annual Meeting of Stockholders should submit their recommendations or nominations to the Corporate Governance and Nominating Committee in care of our Corporate Secretary. Such nominations should be in accordance with the time limitations, procedures, and requirements described under the heading "May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?" in the section entitled "Questions and Answers about the Proxy Materials and our 2019 Annual Meeting" below.

Proxy Access for Director Nominations. In March 2016, our Board adopted a "Proxy Access for Director Nominations" bylaw provision, which permits an eligible stockholder or group of up to 20 stockholders to nominate candidates for election to our Board. Proxy access candidates will be included in our proxy statement and ballot. The proxy access bylaw provision provides that holders of at least 3% of eBay common stock, which can comprise up to 20 stockholders, holding such stock continuously for at least three years, can nominate two individuals or 20% of the Board, whichever is greater, for election at an annual stockholders meeting. Our bylaws provide details regarding the time frames and procedures that must be followed and other requirements that must be met to nominate directors through this process.

Additional Governance Provisions and Arrangements

Stock Ownership Guidelines. Our Board has adopted stock ownership guidelines to better align the interests of our directors and executive officers with the interests of our stockholders and further promote our commitment to sound corporate governance. Under these guidelines, our executive officers are required to achieve ownership of eBay common stock valued at three times their annual base salary (ten times in the case of our CEO). For the executive officers, these guidelines are initially calculated using the executive officer's base salary as of the date the person is first appointed as an executive officer. Each person who was serving as an executive officer as of June 30, 2016, had his or her guidelines recalculated as of July 1, 2016. These guidelines are then recalculated each January 1st immediately following the third anniversary of the most recent calculation. In addition, these guidelines will also be recalculated as of the date on which an executive officer's pay grade changes. Our directors (except for our CEO) are required to achieve ownership of eBay common stock valued at three times the amount of the annual retainer payable to directors as of the later of (i) July 1, 2016 or (ii) the year the director is first elected to the Board. Thereafter, these guidelines will be recalculated each June 1 (based on the value of each director's annual retainer payable for that year).

Each of our executive officers (including our CEO) are required to retain 50% of any shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax withholding obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the executive officer until the stock ownership guidelines are met. Each of our directors (except for our CEO) are required to retain 25% of the shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax withholding obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the director until the stock ownership guidelines are met. Our stock ownership guidelines can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

The ownership levels of our executive officers and directors as of April 1, 2019 are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" below.

Hedging and Pledging Policy. The Company's insider trading policy prohibits directors, executive officers, and other employees from entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale, collar, or other derivative security. The policy also prohibits directors and executive officers from pledging eBay common stock as collateral for any loans.

Clawbacks. In 2012, we implemented changes to the eBay Incentive Plan and the Company's equity incentive plans to provide that awards made under those plans are subject to a clawback provision. In January 2014, the terms of the clawback were adopted by the Compensation Committee subject to amendment to comply with the SEC rules to be issued in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

Agreements with Elliott and Starboard. On February 28, 2019, we entered into separate agreements (collectively, the "Agreements") with funds affiliated with Elliott Management Corporation (collectively, "Elliott") and Starboard Value LP and its affiliates (collectively, "Starboard"). The Agreements include provisions regarding various matters agreed amongst the parties thereto including, but not limited to, the appointment of directors, procedures for determining replacements for the newly appointed directors, voting commitments, "standstills" restricting certain conduct and activities during the periods specified in each Agreement, non-disparagement and other items that are addressed separately in each Agreement. A description of the Agreements and copies of the Agreements are included in a Form 8-K filed with the SEC on March 1, 2019.

Pursuant to the Agreements, Matthew Murphy was appointed to the Board on March 1, 2019, and Jesse Cohn was appointed to the Board on March 15, 2019.

Contacting the Board or Individual Directors

Stockholders may contact the Board, individual directors or groups of directors (such as all of our independent directors) at the following address:

> c/o Corporate Secretary, eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125.

The Corporate Governance and Nominating Committee has delegated responsibility for initial review of stockholder communications to our Corporate Secretary. This process assists the Board in reviewing and responding to stockholder communications in an appropriate manner. The Corporate Governance and Nominating Committee has instructed our Corporate Secretary to review correspondence directed to the Board and its principal committees. It is at her discretion to determine whether to forward items solely related to complaints by users with respect to ordinary course of business, customer service and satisfaction issues, or matters she deems to be of a commercial or frivolous nature or otherwise inappropriate for the Board's or its committees' consideration.

Auditor Independence

We have taken a number of steps to ensure continued independence of our outside auditors. Our independent auditors report directly to the Audit Committee, and we limit the use of our auditors for non-audit services. The fees for services provided by our auditors in 2017 and 2018 and our policy on pre-approval of non-audit services are described under "Proposal 3 — Ratification of Appointment of Independent Auditors" below.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 1, 2019 by (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (2) each director and nominee for director, (3) each of the executive officers named in the 2018 Summary Compensation Table below, and (4) all executive officers and directors as a group. Unless otherwise indicated below, the address for each of our executive officers and directors is c/o eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125.

Name of Beneficial Owner	Shares Beneficially Owned [1]	
	Number	Percent
The Vanguard Group [2]	65,664,433	7.49%
BlackRock, Inc. [3]	54,163,262	6.18%
Pierre M. Omidyar [4]	45,398,858	5.18%
Devin N. Wenig [5]	1,675,857	*
Scott F. Schenkel [6]	572,544	*
Stephen Fisher [7]	110,991	*
Wendy Jones [8]	86,905	*
Jae Hyun Lee [9]	238,013	*
Raymond J. Pittman [10]	160,090	*
Fred D. Anderson Jr. [11]	35,812	*
Anthony J. Bates [12]	27,815	*
Adriane M. Brown [13]	6606	*
Jesse A. Cohn	0	*
Diana Farrell [14]	6606	*
Logan D. Green [15]	14,129	*
Bonnie S. Hammer [16]	25,546	*
Kathleen C. Mitic [17]	24,585	*
Matthew J. Murphy	0	*
Paul S. Pressler [18]	42,296	*
Robert H. Swan [19]	296,396	*
Thomas J. Tierney [20]	65,410	*
Perry M. Traquina [21]	37,895	*
All directors and executive officers as a group (21 persons) [22]	49,098,111	5.60%

*   Less than one percent

[1]   This table is based upon information supplied by officers, directors, and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2019 and restricted stock units ("RSUs") that are scheduled to vest within 60 days of April 1, 2019 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 877,040,841 shares of common stock outstanding as of April 1, 2019.

[2]   The Vanguard Group and its affiliates and subsidiaries have beneficial ownership of an aggregate of 65,664,433 shares of the Company's common stock; The Vanguard Group has sole power to vote 1,071,060 shares of the Company's common stock, shared power to vote 249,370 shares of the Company's common stock, sole power to dispose of 64,356,459 shares of the Company's common stock and shared power to dispose of 1,307,974 shares of the Company's common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(3) BlackRock, Inc., and its affiliates and subsidiaries have beneficial ownership of an aggregate of 54,163,262 shares of the Company's common stock; BlackRock, Inc. has sole power to vote 46,168,521 shares of the Company's common stock and sole power to dispose of 54,163,262 shares of the Company's common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4) Mr. Omidyar is our founder and a member of our Board. Includes 34,000 shares held by his spouse.

(5) Mr. Wenig is our President and CEO and a member of our Board. Includes 647,502 shares Mr. Wenig has the right to acquire pursuant to outstanding options exercisable within 60 days of April 1, 2019.

(6) Mr. Schenkel is our Senior Vice President, Finance and CFO. Includes 209,554 shares Mr. Schenkel has the right to acquire pursuant to outstanding options exercisable within 60 days of April 1, 2019.

(7) Mr. Fisher is our Senior Vice President, Chief Technology Officer. Includes 9,099 shares Mr. Fisher has the right to acquire pursuant to outstanding options exercisable within 60 days of April 1, 2019.

(8) Ms. Jones is our Senior Vice President, Global Customer Experience & Operations. Includes 18,103 shares Ms. Jones has the right to acquire pursuant to outstanding options exercisable within 60 days of April 1, 2019 and 5,782 RSUs that are scheduled to vest within 60 days of April 1, 2019.

(9) Mr. Lee is our Senior Vice President, General Manager, eBay Markets. Includes 8,319 shares Mr. Lee has the right to acquire pursuant to outstanding options exercisable within 60 days of April 1, 2019.

(10) Mr. Pittman's employment with the Company was terminated on July 2, 2018.

(11) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Mr. Anderson is c/o Elevation Partners, 3000 Sand Hill Road, Suite 4-140, Menlo Park, California 94025.

(12) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019.

(13) Includes 140 shares owned through a trust and 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019.

(14) The address for Ms. Farrell is c/o JP Morgan Chase & Co Institute, 601 Pennsylvania Avenue NW, Floor 07 - Suite 700 North, Washington, DC 20004.

(15) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Mr. Green is c/o Lyft, 185 Berry Street, Suite 5000, San Francisco, California 94107.

(16) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Ms. Hammer is c/o NBCUniversal, 30 Rockefeller Plaza, Suite 2187E, New York, New York 10112.

(17) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019.

(18) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Mr. Pressler is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152.

(19) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Mr. Swan is c/o Intel Corporation, 2200 Mission College Blvd., Santa Clara, California 95054.

(20) Includes 9,248 RSUs that are scheduled to vest within 60 days of April 1, 2019. The address for Mr. Tierney is c/o The Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, Massachusetts 02116.

(21) Includes 6,606 RSUs that are scheduled to vest within 60 days of April 1, 2019.

(22) Includes 892,577 shares subject to options exercisable within 60 days of April 1, 2019. Also, includes 81,090 RSUs scheduled to vest within 60 days of April 1, 2019.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our securities with the SEC and to furnish us with copies of all Section 16(a) reports that they file.

We believe that during the fiscal year ended December 31, 2018, our directors, executive officers, and holders of more than 10% of our common stock complied with all applicable Section 16(a) filing requirements except for the filing of four Form 4s one day late due to administrative error. These Form 4s were for our Board members Messrs. Pressler, Swan, Tierney and Traquina and were filed on November 6, 2018 to report the common stock issued in lieu of cash retainer fees payable for service on the Company's Board. In making this statement, we have relied upon a review of the copies of Section 16(a) reports furnished to us and the written representations of our directors and executive officers.

Certain Transactions with Directors and Officers

Our Audit Committee reviews and approves the Code of Business Conduct, which applies to our directors, officers, and employees and reviews our programs that are designed to ensure compliance with the Code of Business Conduct. The Audit Committee also reviews and approves all transactions with related persons that are required to be disclosed in this section of our Proxy Statement. The charter of our Audit Committee and our Code of Business Conduct may be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/.

Our Board has adopted a written policy for the review of related person transactions. For purposes of the policy, a related person transaction includes transactions in which (1) the amount involved is more than $120,000, (2) eBay is a participant, and (3) any related person has a direct or indirect material interest. The policy defines a "related person" to include directors, nominees for director, executive officers, beneficial holders of more than 5% of eBay's outstanding common stock and their respective family members. Pursuant to the policy, all related person transactions must be approved by the Audit Committee or, in the event of an inadvertent failure to bring the transaction to the Audit Committee for pre-approval, ratified by the Audit Committee. In the event that a member of the Audit Committee has an interest in a related person transaction, the transaction must be approved or ratified by the disinterested members of the Audit Committee. In deciding whether to approve or ratify a related person transaction, the Audit Committee will consider the following factors:

- Whether the terms of the transaction are (a) fair to eBay and (b) at least as favorable to eBay as would apply if the transaction did not involve a related person;

- Whether there are demonstrable business reasons for eBay to enter into the transaction;

- Whether the transaction would impair the independence of an outside director under eBay's director independence standards; and

- Whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with eBay.

Since January 1, 2018, there were no related person transactions, and we are not aware of any currently proposed related person transactions, that would require disclosure under SEC rules.

Proposals Requiring Your Vote

Proposal 1 — Election of Directors

Proposal **1**	**Election of 15 directors named in this Proxy Statement to our Board to hold office until our 2020 Annual Meeting of Stockholders**
	☑ **The Board recommends a FOR vote for each of the director nominees**

At the Annual Meeting, 15 directors will be elected to serve for a one-year term until our 2020 Annual Meeting and until their successors are elected and qualified.

Our Board is currently composed of 15 members, 14 of whom are currently independent directors under the listing standards of The Nasdaq Stock Market.

The term of office of each of the nominees standing for election at the Annual Meeting expires at the upcoming Annual Meeting. All of the nominees are currently members of the Board and each of the nominees has been elected previously by the stockholders, except Jesse Cohn and Matthew Murphy, who joined the Board in March 2019.

On February 28, 2019, we entered into separate Agreements with funds affiliated with Elliott Management Corporation and Starboard Value LP and its affiliates. Pursuant to the Agreements, Matthew Murphy was appointed as a director to our Board on March 1, 2019, and Jesse Cohn was appointed as a director to our Board on March 15, 2019. A description of the Agreements and copies of the Agreements are included in a Form 8-K filed with the SEC on March 1, 2019.

Each of the nominees has consented to serving as a nominee and being named as a nominee in this Proxy Statement and to serving as a director if elected. If elected at the Annual Meeting, each of the nominees will serve a one-year term until our 2020 Annual Meeting and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, or removal.

Majority Vote Standard for Election of Directors. Our bylaws provide that in the event of an uncontested election, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director—*i.e.,* the numbers of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. "ABSTAIN" votes will be counted as present for purposes of this vote but are not counted as votes cast. Broker non-votes will not be counted as present and are not entitled to vote on the proposal. As a result, abstentions and broker non-votes will have no effect on the vote for this proposal.

Director Resignation Policy for Uncontested Elections. If a nominee who is serving as a director (an "Incumbent Director") fails to receive the required number of votes for election in accordance with our bylaws in an uncontested election, under Delaware law, the Incumbent Director would continue to serve on the Board as a "holdover director" until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, or removal pursuant to our bylaws. Our Corporate Governance Guidelines provide that, in considering whether to nominate any Incumbent Director for election, the Board will take into account whether the Incumbent Director has tendered an irrevocable resignation that is effective upon the Board's acceptance of such resignation in the event the director fails to receive the required vote to be elected, as described above. Each of our Incumbent Directors has tendered an irrevocable resignation. In the case of a proposed nominee who is not an Incumbent Director, the Board will take into account whether he or she has agreed to tender such a resignation prior to being nominated for election.

In the case of an uncontested election, if a nominee who is an Incumbent Director does not receive the required vote for election, the Corporate Governance and Nominating Committee or another committee of the Board will decide whether to accept or reject such director's resignation (if the director has tendered such a resignation), or whether to take other action, within 90 days after the date of the certification of the election results (subject to an additional 90-day period in certain circumstances). In reaching its decision, the Corporate Governance and Nominating Committee will review factors it deems relevant, which may include any stated reasons for "AGAINST" votes, whether the underlying cause or causes of the "AGAINST" votes are curable, criteria considered by the Corporate Governance and Nominating Committee in evaluating potential candidates for the Board, the length of service of the director, the size and holding period of such director's stock ownership in the Company, and the director's contributions to the Company. The Corporate Governance and Nominating Committee's decision will be publicly disclosed in a filing with the SEC. If a nominee who was not already serving as a director fails to receive the required votes to be elected at the Annual Meeting, he or she will not become a member of the Board. All of the director nominees are currently serving on the Board and each director nominee has submitted an irrevocable resignation of the type described above.

Background to the Board's Recommendation in Favor of eBay's Nominees

The Corporate Governance and Nominating Committee considers a number of factors and principles in determining the slate of director nominees for election to the Company's Board that it recommends to the Board, as discussed in the section titled "Corporate Governance – Board of Directors and Committees – Corporate Governance and Nominating Committee," above. In particular, the Board considers the following factors and principles to evaluate and select nominees:

• The Board should be composed of directors chosen on the basis of their character, integrity, judgment, skills, background, and experience of particular relevance to the Company.

• Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems.

• Directors should also represent the balanced, best interests of the stockholders as a whole, rather than special interest groups or constituencies.

• Each director should be an individual of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director.

• In addressing the overall composition of the Board, characteristics such as diversity (including gender, race and age), international background, and expertise should be considered.

• The Board should be composed of directors who are highly engaged with our business.

• The Board should include individuals with highly relevant professional experience.

Our Corporate Governance and Nominating Committee and Board have evaluated each of the director nominees against the factors and principles eBay uses to select director nominees. Based on this evaluation, our Corporate Governance and Nominating Committee and the Board have concluded that it is in the best interests of eBay and its stockholders for each of the proposed nominees listed below to serve as a director of eBay. The Board believes that all of these nominees have a strong track record of being responsible stewards of stockholders' interests and bring extraordinarily valuable insight, perspective, and expertise to the Board. Additional reasons that the Board recommends supporting the election of the director nominees include:

• All of the nominees have high-level managerial experience in relatively complex organizations.

• Each nominee has highly relevant professional experience in the management, technology, and innovation fields.

- Each nominee is highly engaged and able to commit the time and resources needed to provide active oversight of eBay and its management. None of the nominees sits on the boards of more than three other public companies, and each of the nominees who served as a director during 2018 attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served.

- The Board believes each nominee is an individual of high character and integrity and is able to contribute to strong board dynamics.

- Each of these nominees has experience and expertise that complement the skill sets of the other nominees.

In addition to these attributes, in each individual's biography set forth below, we have highlighted specific experience, qualifications, and skills that led the Board to conclude that each individual should serve as a director of eBay.

Nominees for Election for a One-Year Term Expiring at Our 2019 Annual Meeting



Fred D. Anderson Jr., 74

Director Since: 2003

eBay Board Committees:
- Audit Committee (Chair; Audit Committee Financial Expert)

Other Public Company Boards:
- Yelp Inc. (since 2011)

Director Qualifications

- **Financial Expertise:** Extensive financial experience, having served as the Chief Financial Officer of Apple Inc., one of the world's largest consumer electronics companies, for eight years, and the Chief Financial Officer of Automatic Data Processing, Inc., one of the world's largest providers of business processing solutions, for four years.
- **Technology Industry Experience:** Former Chief Financial Officer of two large, innovative global technology companies, as well as extensive experience as a board member of public technology companies.
- **Transactional Experience:** Significant experience in all aspects of analyzing and executing sophisticated corporate transactions with very large and sophisticated technology businesses and at Elevation Partners.
- **Leadership:** Co-Founder and Managing Director of Elevation Partners and NextEquity Partners.

Experience

Mr. Anderson serves as a Managing Director of NextEquity Partners, a firm he co-founded in July 2015, and Elevation Partners, a firm he co-founded in July 2004, focusing on venture and private equity investments in technology and digital media companies. From 1996 until 2004, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Apple Inc. From 1992 until 1996, Mr. Anderson served as Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc. Prior to that, Mr. Anderson was the Chief Operating Officer and President of MAI Systems Corporation.

Mr. Anderson was formerly a Certified Public Accountant with Coopers & Lybrand and a captain in the U.S. Air Force. Mr. Anderson currently serves on the board of directors of Yelp Inc. Mr. Anderson also serves on the Board of Trustees for Whittier College and also serves on the Advisory Board for Stanford Athletics. Mr. Anderson received his B.A. from Whittier College and his M.B.A. from the University of California, Los Angeles.



Anthony J. Bates, 51

Director Since: 2015

eBay Board Committees:
- Compensation Committee
- Risk Committee

Other Public Company Boards:
- VMware, Inc. (since 2016)
- Social Capital Hedosophia Holdings Corp. (since 2017)

Director Qualifications

- **Technology Industry Experience:** Extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service and support areas.
- **Leadership:** Mr. Bates brings strong leadership expertise to the Board. He currently serves on the boards of VMware, Inc. and Social Capital Hedosophia Holdings Corp., and formerly served as the President and a board member of GoPro, Inc. He is the former Executive Vice President, Business Development and Evangelism at Microsoft Corporation, former Chief Executive Officer of Skype Inc. and former Senior Vice President of Cisco Systems, Inc.

Experience

Mr. Bates is the Vice Chairman of the board of Social Capital Hedosophia Holdings Corp. (a special purpose acquisition company) as well as a board partner in support of Netskope (a portfolio company). From May 2017 through June 2018, Mr. Bates held the position of Chief Executive Officer of Growth at Social Capital. He is also a member of the boards of directors of GoPro, Inc. and VMware, Inc., where he is chair of the Mergers & Acquisitions committee.

Prior to joining Social Capital, Mr. Bates was the President of GoPro, Inc. and helped with the initial public offering of the company. Before joining GoPro, Inc., Mr. Bates was the executive vice president of Microsoft's Business Development and Evangelism group, responsible for the company's relationships with key OEMs, strategic innovation partners, independent software vendors and developers. Mr. Bates also led Microsoft's corporate strategy team.

Mr. Bates was also the president of Microsoft's Skype Division and the Chief Executive Officer of Skype prior to its acquisition in October of 2011. As the Chief Executive Officer of Skype, Mr. Bates helped grow the number of users from 100 million to over 300 million and revenues of the company to $1 billion. Preceding Skype, Mr. Bates was Senior Vice President and General Manager of Cisco's enterprise, commercial and small business group as well as leader of its service provider and high-end router business units. Before Cisco, Mr. Bates spearheaded the backbone-engineering strategy for Internet MCI. Mr. Bates also served as a member of the boards of YouTube and LoveFilm.

Mr. Bates has more than 25 years of experience in the Internet and telecommunications industries, and has published 12 IETF RFCs in the areas of Internet routing and operations. Mr. Bates also holds 10 patents in the area of Layer 2 and Layer 3 network innovations.



Adriane M. Brown, 60

Director Since: 2017

eBay Board Committees:
- Audit Committee
- Risk Committee

Other Public Company Boards:
- Allergan Plc (since 2017)
- Raytheon Company (since 2018)

Director Qualifications

- **Global Business Leadership:** Ms. Brown brings to the Board her extensive business leadership experience leading a number of global technology and commercial businesses. She possesses significant experience driving business strategy, business development, R&D, manufacturing and sales, and serving customers worldwide. She is known for driving innovation, customer expansion and business growth.
- **Leadership:** Ms. Brown served as President and Chief Operating Officer for Intellectual Ventures ("IV") from January 2010 to July 2017, after more than 25 years in leadership roles in corporate America. During her tenure at IV, the company delivered more than $3B in Revenue, invented the technology enabling 14 companies and joint ventures, acquired 50 customers and established Global Good and Research, which is making significant inroads in global health through invention and innovation.

Experience

Ms. Brown became a Venture Partner at Flying Fish Fund in November 2018. Prior to that, Ms. Brown served as President and Chief Operating Officer for IV from January 2010 through July 2017, and served as a Senior Advisor until December 2018. Before joining IV, Ms. Brown served as President and Chief Executive Officer of Honeywell Transportation Systems. Over the course of 10 years at Honeywell, she held leadership positions serving the aerospace and automotive markets, globally. Prior to Honeywell, Ms. Brown spent 19 years at Corning ultimately serving as VP and GM, Environmental Products Division, having started her career there as a shift supervisor.

Ms. Brown also serves on the board of directors of Allergan Plc, Raytheon Company and Washington Research Foundation. She is also on the board of directors of the Pacific Science Center and Jobs for America's Graduates.

Ms. Brown holds a Doctorate of Humane Letters and a bachelor's degree in environmental health from Old Dominion University, and was named a Distinguished Alumni. She also holds a master's degree in management from the Massachusetts Institute of Technology where she was a Sloan Fellow.



Jesse A. Cohn, 38

Director Since: 2019

eBay Board Committees:
- None

Other Public Company Boards:
- Citrix Systems, Inc. (since 2015)

Director Qualifications

- **Technology Industry Experience:** Extensive experience in the technology industry, sitting on the boards of technology companies.
- **Leadership:** As the Head of U.S. Equity Activism at Elliot Management Corporation, and as a member of the boards of multiple technology companies, Mr. Cohn brings strong leadership experience to the Board.

Experience

Mr. Cohn is a Partner, member of the Management Committee, and the Head of U.S. Equity Activism at Elliott Management Corporation. Mr. Cohn's primary responsibility is to manage U.S. equity activist efforts, and he spends considerable time focusing on Elliott's technology investments.

Mr. Cohn serves on the Board of Directors of Citrix Systems, Inc. and is a member of the Advisory Board at the Harvard Law School Program on Corporate Governance. Prior to joining Elliott in 2004, Mr. Cohn was an Analyst in the mergers and acquisitions group at Morgan Stanley. He earned his B.S. in Economics from the University of Pennsylvania's Wharton School of Business, from which he graduated summa cum laude.



Diana Farrell, 54

Director Since: 2017

eBay Board Committees:
• Risk Committee

Other Public Company Boards:
• None

Director Qualifications

• **Global Economic Experience:** Previously global head of the McKinsey Global Institute (MGI), McKinsey Center for Government (MCG), and as a leading economic advisor to the President of the United States, covering the breadth of the economic agenda. She is also member of several economic and international policy groups and a trustee leading economic think tanks (see below).

• **Finance Experience:** Extensive financial experience, having served as the Chief Executive Officer and founding President of the JPMorgan Chase Institute. Led major research on global capital markets at MGI, and led the interagency process on all financial policy when Deputy Director of the National Economic Council.

• **Leadership:** Founding President and Chief Executive Officer of the JPMorgan Chase Institute. Prior to that, Ms. Farrell served as Senior Partner at McKinsey & Company, as well as Global Head of McKinsey Global Institute and McKinsey Center for Government. She was Deputy Director of the National Economic Council. She has a strong record of serving on non-profit boards and leading economic and policy organizations.

• **Experience:** Ms. Farrell is the founding President and Chief Executive Officer of the JPMorgan Chase Institute, committed to delivering data rich analyses and expert insights for the public good. Previously, Ms. Farrell was a Senior Partner at McKinsey & Company where she led the Global McKinsey Center for Government and the McKinsey Global Institute. She is an active trustee and member of a range of leading economic and policy organizations.

Experience

Ms. Farrell is the founding President and Chief Executive Officer of the JPMorgan Chase Institute, committed to delivering data rich analyses and expert insight for the public good. Previously, Ms. Farrell was the Global Head of the McKinsey Center for Government and the McKinsey Global Institute.

Ms. Farrell also served in the White House as Deputy Director of the National Economic Council and Deputy Assistant to the President on Economic Policy from 2009-2010. During her tenure, she led interagency processes and stakeholder management on a broad portfolio of economic and legislative initiatives. Ms. Farrell coordinated policy development and stakeholder engagement around the passage of the Dodd-Frank Act and served as a member of the President's Auto Recovery Task Force.

Ms. Farrell also currently serves on the board of directors for The Urban Institute and the National Bureau of Economic Research, and is a Trustee Emeritus of Wesleyan University School. In addition, Ms. Farrell is a Trustee of the Trilateral Commission and served as a Co-Chair of the World Economic Forum's Council on Economic Progress. Ms. Farrell is also a member of the Council on Foreign Relations, the Economic Club of New York, the Aspen Strategy Group, the Bretton Woods Committee and the National Academies of Science's Committee on National Statistics,

Ms. Farrell holds a M.B.A. from Harvard Business School, and has a B.A. from Wesleyan University, from where she was awarded a Distinguished Alumna award.



Logan D. Green, 35

Director Since: 2016

eBay Board Committees:
• Corporate Governance and Nominating Committee

Other Public Company Boards:
• Lyft, Inc. (since 2019)

Director Qualifications

• **Technology Industry Experience:** Extensive executive and entrepreneurial leadership experience in the technology industry.
• **Leadership:** As Chief Executive Officer and co-founder of Lyft Inc., an on-demand transportation company operating in 300 cities across the U.S., Mr. Green brings strong leadership experience to the Board.

Experience

Mr. Green has served as the Chief Executive Officer and co-founder of Lyft Inc. since 2012, which serves 50 million riders a month. Lyft Inc. grew out of Zimride, a rideshare company previously co-counded by Mr. Green in 2007. Zimride was acquired by Enterprise Rent-a-car. Mr. Green recevied his B.A. in Business Economics from the University of California, Santa Barbara.



Bonnie S. Hammer, 68

Director Since: 2015

eBay Board Committees:
• Compensation Committee

Other Public Company Boards:
• IAC/InteractiveCorp (since 2014)

Director Qualifications

• **Media Experience:** Industry leader in media for over 40 years, with expertise in network programming, production, marketing, and multiplatform branding.
• **Leadership:** As Chairman, Direct-to-Consumer and Digital Enterprises for NBCUniversal, Ms. Hammer's executive oversight of the media company's forthcoming new streaming service and Digital Enterprises group, plus her previous decades-long oversight of prominent cable brands and production studios, provides the Board with strong leadership experience.

Experience

Ms. Hammer was named Chairman, Direct-to-Consumer and Digital Enterprises, NBCUniversal in January 2019. In this role, Hammer is leading the development and launch of NBCUniversal's recently announced streaming service, which will debut in 2020. Additionally, Hammer has oversight of the NBCUniversal Digital Enterprises group and the company's investments in BuzzFeed, Vox and Snap.

Prior to this appointment Hammer was Chairman of NBCUniversal Cable Entertainment and Cable Studios, a position she held since 2010. In that capacity, Ms. Hammer had executive oversight of leading cable brands including USA Network, Bravo, SYFY, E! Entertainment, Oxygen and Universal Kids. She also had oversight of two Hollywood studios: Universal Cable Productions and Wilshire Studios; and the digital business, Bluprint.

When Ms. Hammer joined NBCUniversal in 2004, she was named President of USA Network and SYFY, having served as President of SYFY from 2001 to 2004. She held other senior executive positions at SYFY and USA Network from 1989 to 2000. Before that, she was an original programming executive at Lifetime Television Network from 1987 to 1989. Ms. Hammer has served on the boards of ShopNBC, a 24-hour TV Shopping network, the International Radio and Television Society, and the Ad Council. Ms. Hammer also serves on the board of directors of IAC/InteractiveCorp and currently holds an advisory role with Boston University's College of Communication. Additionally, Ms. Hammer serves on the Board of Governors for the Motion Picture & Television Fund.

Ms. Hammer holds a bachelor's degree in communications and a master's degree in media and new technology from Boston University. In 2017, Boston University awarded her an Honorary Doctorate of Humane Letters.



Kathleen C. Mitic, 49

Director Since: 2011

eBay Board Committees:
- Compensation Committee
- Corporate Governance and Nominating Committee (Chair)

Other Public Company Boards:
- RH (f/k/a Restoration Hardware Holdings, Inc.) (since 2013)

Director Qualifications

- **Product and Marketing Experience:** Ms. Mitic has expertise in global products and marketing. Ms. Mitic led Global Platform and Mobile Marketing at Facebook, Inc., one of the world's most recognized social networking companies, and led Global Products Marketing at Palm, Inc.
- **Leadership:** Ms. Mitic has served in executive positions within the industry as listed above, including at major global consumer-facing technology companies, for over twenty years. She has experience building and operating technology companies as the founder and Chief Executive Officer of Sitch, Inc. and the Vice President and General Manager of Yahoo! Inc. Her extensive experience as an entrepreneur is particularly relevant to our Company.

Experience

From 2012 to 2017, Ms. Mitic was the Chief Executive Officer of Sitch, Inc., (formerly known as Three Koi Labs, Inc.), a mobile start-up company she founded. From 2010 to 2012, Ms. Mitic served as Director of Platform and Mobile Marketing for Facebook, Inc., a social networking service. From 2009 to 2010, Ms. Mitic served as Senior Vice President, Product Marketing of Palm, Inc., a smartphone manufacturer.

Ms. Mitic currently serves on the board of directors of RH (formerly known as Restoration Hardware Holdings, Inc.), where she serves as a member of the Audit Committee. She also serves on the board of directors of Headspace Inc.

Ms. Mitic received her B.A. from Stanford University and her M.B.A. from Harvard Business School.



Matthew J. Murphy, 46

Director Since: 2019

eBay Board Committees:
- None

Other Public Company Boards:
- Marvell Technology (since 2016)

Director Qualifications

- **Technology Industry Experience:** Extensive technology industry experience, member of the board of Global Semiconductor Alliance and Semiconductor Industry Association.
- **Leadership:** President, Chief Executive Officer and member of the board of Marvell Technology.

Experience

Mr. Murphy is President and Chief Executive Officer of Marvell Technology. He has led the company since joining in July 2016 and also serves as a member of the company's Board of Directors. Prior to Marvell, Matt worked for Maxim Integrated in a series of business leadership roles over two decades. Most recently, he served as Executive Vice President of Business Units and Sales & Marketing, overseeing all product development and go-to-market activities.

Mr. Murphy earned a B.A. from Franklin & Marshall College, and is also a graduate of the Stanford Executive Program. He serves on the boards of directors of the Global Semiconductor Alliance (GSA), and Semiconductor Industry Association (SIA), where he was elected SIA Board Chair for 2018.



Pierre M. Omidyar, 51

Director Since: 1996

eBay Board Committees:
• None

Other Public Company Boards:
• None

Director Qualifications
• **Technology Industry Experience:** Mr. Omidyar has extensive experience as a technologist and innovator in our industry. His knowledge of the industry and long history of driving innovation provide important expertise to our technology-driven and innovation-focused Company. • **Leadership:** As the founder of eBay, Mr. Omidyar brings to the Board a deep understanding of the business and a long-standing history as a leader within our Company and the technology industry. In addition, Mr. Omidyar served on the board of directors of PayPal Holdings Inc. and founded several other innovative businesses, including the Omidyar Network and First Look Media. His extensive experience as an entrepreneur is particularly relevant to our Company.

Experience

Pierre M. Omidyar is a philanthropist, technologist, and innovator. Mr. Omidyar founded eBay in September 1995 and has served as a Board member of eBay Inc. since May 1996, and as Chairman of the Board from May 1996 to July 2015. He served as director of PayPal Holdings Inc. from July 2015 to May 2017.

Mr. Omidyar and his wife Pam are active philanthropists, engaged in the philanthropic organizations of The Omidyar Group, a few of which include: Democracy Fund, HopeLab, Humanity United, Omidyar Network, Ulupono Initiative, and the recently-launched Luminate, Flourish, and Spero. In addition, Mr. Omidyar is co-founder and publisher of Civil Beat, a nonprofit news service dedicated to serving Hawaii's public interest through investigative journalism. He is also the founder of First Look Media, a media company devoted to supporting independent voices, from fearless investigative journalism and documentary filmmaking to smart, provocative entertainment. Mr. Omidyar serves on the Board of Trustees of the Omidyar-Tufts Microfinance Fund, Punahou School, and Santa Fe Institute.

Mr. Omidyar received his B.S. from Tufts University.



Paul S. Pressler, 62

Director Since: 2015

eBay Board Committees:
• Compensation Committee (Chair)
• Corporate Governance and Nominating Committee

Other Public Company Boards:
• None

Director Qualifications
• **Financial Expertise:** Mr. Pressler has been a partner at the private equity firm Clayton, Dubilier & Rice, LLC since 2009. • **Leadership:** Mr. Pressler has extensive leadership experience as former Chairman of David's Bridal, Inc., Chairman of SiteOne Landscape Supply, Inc. and Interim Chief Executive Officer of David's Bridal, Inc. He was also the former Chair of the board of AssuraMed Holding, Inc. In addition, Mr. Pressler previously served as President and Chief Executive Officer of Gap Inc. and spent 15 years in senior leadership roles at The Walt Disney Company, including as President of The Disney Stores.

Experience

Mr. Pressler has been a partner of Clayton, Dubilier & Rice LLC, a private equity investment firm, since 2009. He previously served as Chairman of David's Bridal, a retail company specializing in formalwear. He also served as Chairman of AssuraMed from 2010 to 2013. Mr. Pressler served as President and Chief Executive Officer of Gap Inc. for five years, from 2002 to 2007. Before that, he spent 15 years in senior leadership roles with The Walt Disney Company, including Chairman of the global theme park and resorts division, President of Disneyland, and President of The Disney Stores.

Mr. Pressler currently serves on the board of directors of The DryBar, Inc., Wilsonart, Inc. and YearUp.

Mr. Pressler received his B.S. from the State University of New York at Oneonta.



Robert H. Swan, 58

Director Since: 2015

eBay Board Committees:
• Risk Committee (Chair)

Other Public Company Boards:
• Intel Corporation (since 2019)

Director Qualifications

• **Financial Expertise:** Mr. Swan was named Chief Executive Officer of Intel Corporation in January 2019, where he previously served as Executive Vice President and Chief Financial Officer since 2016.
• **Leadership:** Mr. Swan brings extensive business leadership expertise to the Board. He previously served as an Operating Partner of General Atlantic. He also served as the Senior Vice President, Finance, and Chief Financial Officer at eBay Inc. In addition, Mr. Swan served as Chief Financial Officer at Electronic Data Systems Corp., TRW, Inc., and Webvan Group, Inc.

Experience

Mr. Swan joined Intel Corporation, a multinational technology company, in 2016 where he served as its Executive Vice President and Chief Financial Officer until being named Chief Executive Officer in January 2019. From 2015 to 2016, Mr. Swan served as an Operating Partner of General Atlantic, a leading global growth equity firm. From 2006 to 2015, Mr. Swan served as Senior Vice President, Finance, and Chief Financial Officer at eBay, where he oversaw all aspects of the Company's finance function, including controllership, financial planning and analysis, tax, treasury, audit, mergers and acquisitions, and investor relations. Prior to eBay, Mr. Swan served as Chief Financial Officer at Electronic Data Systems Corp., TRW, Inc., and Webvan Group, Inc.

Mr. Swan began his career at General Electric, where he spent 15 years in numerous senior finance roles, including divisional Chief Financial Officer for GE Transportation Systems, GE Healthcare Europe, and GE Lighting.

Mr. Swan received his B.S. from the State University of Buffalo and his M.B.A. from the State University of New York at Binghamton.



Thomas J. Tierney, 65

Director Since: 2003

• Chairman of the Board

eBay Board Committees:
• Compensation Committee
• Corporate Governance and Nominating Committee

Other Public Company Boards:
• None

Director Qualifications

• **Nonprofit and Philanthropic Leader:** Mr. Tierney is a social entrepreneur and recognized leader in the non-profit world. He frequently speaks and writes on a variety of topics related to non-profit leadership and philanthropy. Mr. Tierney is also Chair of the Harvard Business School Initiative on Social Enterprise and serves on the Harvard Business School's Dean's Advisory Board.
• **Management and Strategy/Leadership Consulting Experience:** Mr. Tierney has extensive management experience as Chairman of The Bridgespan Group and Chief Executive of Bain & Company. He has over 35 years of experience providing strategy and leadership consulting to CEOs across a range of industries.
• **Leadership:** Mr. Tierney helped lead Bain & Company through a highly successful turnaround.

Experience

Mr. Tierney is Chairman and co-founder of The Bridgespan Group, a non-profit organization that collaborates with mission-driven leaders and organizations to help accelerate social impact, and he has been its Chairman of the Board since late 1999. From 1980 to 2000, he held various positions at Bain & Company, including serving as its CEO from 1992 to 2000.

Mr. Tierney currently serves on many charitable boards, including the global board of The Nature Conservancy (where he currently serves as the Chairman), The Hoover Institution and The Woods Hole Oceanographic Institution.

Mr. Tierney received his B.A. from the University of California at Davis and his M.B.A. from Harvard Business School.



Director Qualifications
• **Investment/Finance Experience:** Mr. Traquina brings significant expertise in finance and global investment management with more than 34 years of experience at Wellington Management Company LLP.
• **Leadership:** Mr. Traquina's experience as a former Chairman, CEO, and Managing Partner of Wellington Management Company LLP adds to the strong leadership expertise of the Board. He also serves on the board of directors of Morgan Stanley and The Allstate Corporation.

Perry M. Traquina, 62

Director Since: 2015

eBay Board Committees:
• Audit Committee
• Corporate Governance and Nominating Committee

Other Public Company Boards:
• Morgan Stanley (since 2015)
• The Allstate Corporation (since 2016)

Experience

Mr. Traquina is the former Chairman, Chief Executive Officer, and Managing Partner of Wellington Management Company LLP, a global investment management firm. Mr. Traquina held this position for a decade until his retirement from the firm in 2014. During his 34-year career at Wellington, he was an investor for 17 years and a member of the management team for the other half of his time at the firm.

Mr. Traquina received his B.A. from Brandeis University and his M.B.A. from Harvard University.



Devin N. Wenig, 52

Director Since: 2015

eBay Board Committees:
• None

Other Public Company Boards:
• General Motors Co. (since 2018)

Director Qualifications

• **Technology Industry Experience:** Mr. Wenig was President of eBay's Marketplaces business from 2011 to July 2015. Mr. Wenig was also Chief Executive Officer of Thomson Reuters Markets, which included significant software and internet businesses.
• **Marketing Expertise:** Mr. Wenig previously served in a number of marketing leadership positions at Reuters, including Managing Director of Marketing at Reuters Information, Executive Vice President of Marketing at Reuters America, and Executive Vice President of Marketing at Reuters Holding Switzerland SA.
• **Leadership:** Mr. Wenig brings significant leadership experience to the Board, because he is the President and Chief Executive Officer of eBay and he is currently on the board of directors of General Motors. He previously served as Chief Executive Officer of Thomson Reuters Markets and was a member of the board of directors of Reuters Group PLC (Reuters).

Experience

Mr. Wenig has been President and Chief Executive Officer at eBay since July 2015. From 2011 to July 2015, Mr. Wenig served as President of eBay's Marketplaces business. Previously, Mr. Wenig spent 18 years at Thomson Reuters, where he served as CEO of its largest division, Thomson Reuters Markets, from 2008 to 2011. In that role, he led the global financial services and media businesses, which provide information, analytics and technology services to professionals in the financial services, media, and corporate markets globally, as well as to individuals through its consumer media arm.

From 2006 to 2008, Mr. Wenig was Chief Operating Officer of Reuters, a global media company. In that role, he led Reuters' consumer media and Internet strategy and was responsible for the company's data, information, and analytical products, as well as the sales, information technology, and global marketing functions.

Prior to that, Mr. Wenig served on the Reuters board of directors and was president of Reuters' Business Divisions from 2003 to 2006, where he was responsible for leading the revitalization of Reuters and its four business segments.

In addition to the eBay board, Mr. Wenig also serves on the board of directors of General Motors. He is currently a member of the Business Council and is the co-chair of the World Economic Forum's Consumer Industries Steering Committee.

Mr. Wenig received his B.A. from Union College and his J.D. from Columbia University School of Law.

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

Proposal **2**	**Say-on-Pay: Advisory Vote to Approve Named Executive Officer Compensation** ✅ **The Board recommends a FOR vote for this proposal**

In accordance with the requirements of Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory basis, the compensation of our named executive officers as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion of such compensation included in this Proxy Statement.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee of the Board is committed to an executive compensation program that is aligned with our business goals, culture, and stockholder interests. We believe a competitive compensation program that is highly performance-based is key to delivering long-term stockholder returns.

Our executive compensation program is designed to:

- align compensation with our business objectives, performance and stockholder interests;

- motivate executive officers to enhance short-term results and long-term stockholder value;

- position us competitively among the companies against which we recruit and compete for talent; and

- enable us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

To achieve these objectives, our executive compensation program has three principal components: long-term equity compensation, an annual cash incentive, and base salary. The Compensation Committee seeks to have our named executive officers' total compensation heavily weighted to variable, performance-based compensation by delivering a majority of compensation in the form of performance-based restricted stock units and annual cash incentives. Performance-based restricted stock units vest based on our achievement of specified financial performance goals over a two-year performance period. Under our annual cash incentive plan, 75% of each named executive officer's bonus payout for 2018 was based on Company financial performance with the remaining 25% based on individual performance; there is no payout for individual performance unless thresholds for Company performance are met, and there is a reduced payout for individual performance if Company performance is below target. We also granted time-based restricted stock units, the value of which depends on the performance of the Company's stock.

The Compensation Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals, particularly in light of our annual evaluation of, and periodic refinements to, the program. We have engaged in ongoing discussions with our investors, who generally support those goals and the program, and we believe our stockholders as a whole should support them as well.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2018 Summary Compensation Table, and the other related tables and disclosures."

While the say-on-pay vote is advisory, and therefore not binding on the Company, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. It is expected that the next say-on-pay vote will occur at the 2020 Annual Meeting.

Proposal 3 — Ratification of Appointment of Independent Auditors

Proposal **3**	**Ratification of Appointment of Independent Auditors**
	☑ **The Board and the Audit Committee recommend a FOR vote for this proposal**

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent auditors retained to audit our consolidated financial statements. We have appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending December 31, 2019. PwC has served as our auditors since 1997. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. Further, in conjunction with the mandated rotation of the independent audit firm's lead engagement partner, the Audit Committee will continue to be directly involved in the selection and evaluation of PwC's lead engagement partner. The Board and the Audit Committee believe that the continued retention of PwC to serve as our independent auditors is in the best interests of eBay and our stockholders. We expect that representatives of PwC will be present at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

Our bylaws do not require the stockholders to ratify the appointment of PwC as our independent auditors. However, we are submitting the appointment of PwC to our stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of eBay and our stockholders.

Audit and Other Professional Fees

During the fiscal years ended December 31, 2017 and December 31, 2018, fees for services provided by PwC were as follows (in thousands):

	Year Ended December 31,	
	2018	**2017**
Audit Fees	$8,850	$ 9,309
Audit-Related Fees	1,436	3,024
Tax Fees	1,100	672
All Other Fees [1]	478	497
Total	$11,864	$13,502

[1] For 2017 and 2018, includes approximately $0.4 million, for each year, of lease payments to PwC Russia for office space in Russia pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" consist of fees incurred for services rendered for the audit of eBay's annual financial statements, review of financial statements included in eBay's quarterly reports on Form 10-Q, other services normally provided in connection with statutory and regulatory filings, for attestation services related to compliance with the Sarbanes-Oxley Act of 2002, and services rendered in connection with securities offerings. "Audit-Related Fees" consist of fees incurred for due diligence procedures in connection with acquisitions and divestitures and consultation regarding financial accounting and reporting matters. "Tax Fees" consist of fees incurred for transfer pricing consulting services, tax planning and advisory services, and tax compliance services. "All Other Fees" consist of fees incurred for permitted services not included in the category descriptions provided above with respect to "Audit Fees," "Audit-Related Fees," and "Tax Fees," and include fees for consulting services, compliance-related services, and software licenses, as well as the lease payments described above.

The Audit Committee has determined that the non-audit services rendered by PwC were compatible with maintaining its independence. All such non-audit services were pre-approved by the Audit Committee pursuant to the pre-approval policy set forth below.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy requiring the pre-approval of any non-audit engagement of PwC. In the event that we wish to engage PwC to perform accounting, technical, diligence, or other permitted services not related to the services performed by PwC as our independent registered public accounting firm, our internal finance personnel will prepare a summary of the proposed engagement, detailing the nature of the engagement, the reasons why PwC is the preferred provider of such services, and the estimated duration and cost of the engagement. This information will be provided to our Audit Committee or a designated Audit Committee member, who will evaluate whether the proposed engagement will interfere with the independence of PwC in the performance of its auditing services and decide whether the engagement will be permitted.

On an interim basis, any non-audit engagement may be presented to the Chair of the Audit Committee for approval and to the full Audit Committee at its next regularly scheduled meeting.

Audit Committee Report

We constitute the Audit Committee of the Board. The Audit Committee's responsibility is to provide assistance and guidance to the Board in fulfilling its oversight responsibilities to eBay's stockholders with respect to:

- eBay's corporate accounting and reporting practices;
- eBay's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence;
- The performance of eBay's internal audit function and independent auditors;
- The quality and integrity of eBay's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors; and
- Producing this report.

The Audit Committee members are not professional accountants or auditors, and these functions are not intended to replace or duplicate the activities of management or the independent auditors. Management has primary responsibility for preparing the financial statements and designing and assessing the effectiveness of internal control over financial reporting. Management and the internal audit function are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

PwC, eBay's independent auditors, is responsible for planning and carrying out an audit of eBay's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and eBay's internal control over financial reporting, expressing an opinion on the conformity of eBay's audited financial statements with generally accepted accounting principles ("GAAP") as well as the effectiveness of eBay's internal control over financial reporting, reviewing eBay's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures.

During 2018 and in early 2019, in connection with the preparation of eBay's Annual Report on Form 10-K for the year ended December 31, 2018, and in fulfillment of our oversight responsibilities, we did the following, among other things:

• Discussed with PwC the overall scope of and plans for their audit;

• Reviewed, upon completion of the audit, the financial statements to be included in the Form 10-K and management's report on internal control over financial reporting and discussed the audited financial statements and eBay's internal control over financial reporting with senior management;

• Conferred with PwC and senior management of eBay regarding the scope, adequacy, and effectiveness of internal accounting and financial reporting controls (including eBay's internal control over financial reporting) in effect;

• Instructed PwC that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders;

• Discussed with PwC, both during and after completion of their audit processes, the results of their audit, including PwC's assessment of the quality and appropriateness, not just acceptability, of the accounting principles applied by eBay, the reasonableness of significant judgments, the nature of significant risks and exposures, the adequacy of the disclosures in the financial statements, as well as other matters required to be communicated under generally accepted auditing standards, including the matters required by applicable accounting standards; and

• Obtained from PwC, in connection with the audit, a timely report relating to eBay's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within GAAP that were discussed with management, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by PwC, and any material written communications between PwC and management.

Our Audit Committee held ten meetings in 2018. Throughout the year, we conferred with PwC, eBay's internal audit function, and senior management in separate executive sessions to discuss any matters that the Audit Committee, PwC, the internal audit function, or senior management believed should be discussed privately with the Audit Committee. We have direct and private access to both the internal and external auditors of eBay.

We have discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee received written disclosures and a letter from PwC required by the applicable PCAOB requirements for independent accountant communications with audit committees concerning auditor independence, and discussed the independence of PwC with that firm. We concluded that PwC's provision to eBay and its affiliates of the non-audit services reflected under "Audit-Related Fees," "Tax Fees," and "All Other Fees" above is compatible with PwC's obligation to remain independent.

We have also established procedures for the receipt, retention, and treatment of complaints received by eBay regarding accounting, internal accounting controls, or auditing matters and for the confidential anonymous submission by eBay employees of concerns regarding questionable accounting or auditing matters.

After reviewing the qualifications of the current members of the Audit Committee, and any relationships they may have with eBay that might affect their independence from eBay, the Board determined that each member of the Audit Committee meets the independence requirements of The Nasdaq Stock Market and of Section 10A of the Exchange Act, that each member is able to read and understand fundamental financial statements, and that Mr. Anderson qualifies as an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee operates under a written charter adopted by the Board. The current Audit Committee Charter is available on the corporate governance section of eBay's investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/. Any future changes in the Audit Committee Charter will also be reflected on the website.

Based on the reviews and discussions described above, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements in eBay's Annual Report on Form 10-K for the year ended December 31, 2018, which eBay filed with the SEC on January 30, 2019. We have also approved the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2019.

AUDIT COMMITTEE

Fred D. Anderson	Adriane M. Brown	Perry M. Traquina

Proposal 4 – Management Proposal to Amend Special Meeting Provisions in the Company's Certificate of Incorporation and Bylaws



Proposal **4**	Management Proposal to Amend Special Meeting Provisions in the Company's Certificate of Incorporation and Bylaws ☑ **The Board recommends a vote FOR this proposal.**

After careful consideration, the Board recommends that stockholders vote "**FOR**" the proposal to amend certain provisions of our charter and bylaws that grant stockholders who own at least 25% of the Company's outstanding shares of capital stock and satisfy other requirements the ability to direct the Company to call a special meeting of stockholders (the "Special Meeting Threshold" and together with the related provisions the "Special Meeting Provisions"). This amendment would lower the threshold for stock ownership to permit stockholders who own at least 20% of our outstanding capital stock in the aggregate to call a special meeting of stockholders.

Existing Special Meeting Provisions

The Special Meeting Provisions, which are set forth in Article VI, Section E of the charter and Article I, Section 1.3 of the bylaws, may be summarized as follows:

• One or more stockholders of record that together have continuously held (for their own account or on behalf of others) beneficial ownership of at least 25% of the outstanding common stock of the Company for at least 30 days as of the date such request is delivered have the ability to require the Company to call a special meeting of its stockholders.

• Stock ownership is determined under a "net long position" standard to provide assurance that stockholders seeking to call a special meeting possess both (i) full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares.

• The date of any special meeting requested must be not more than 90 days after the date on which the request is validly delivered to the Company.

The above summary is subject, in all respects, to the Special Meeting Provisions of our charter and bylaws, which are attached to this Proxy Statement as Appendix A and Appendix B, respectively.

Amendment of the Special Meeting Provisions

Pursuant to the proposed amendment to the charter and the corresponding amendment to the bylaws, the Special Meeting Threshold would be reduced from 25% to 20%. No other provisions of the charter or bylaws would be amended in connection with this action. In both Appendix A and Appendix B, additions of text to our charter and bylaws, respectively, are indicated by underlining and deletions of text are indicated by strike-outs.

Board Consideration of Appropriate Stockholder Special Meeting Rights

At the Company's 2018 Annual Meeting of Stockholders, we proposed that stockholders ratify the Special Meeting Provisions, including amendments we made to expand the circumstances under which stockholders may require eBay to call a special meeting. Of the votes cast, 53% were in favor of ratification of the Special Meeting Provisions. We saw the ratification proposal as a mechanism for facilitating further stockholder engagement, so we continued to solicit input from our stockholders thereafter.

Over the past year, we had productive discussions with many of our stockholders on this matter, engaging with stockholders representing over 33% of outstanding shares. As a result of the feedback we received, the Board determined that eBay's stockholders generally preferred a slightly lower Special Meeting Threshold and so approved a proposed amendment to the charter to reduce the Special Meeting Threshold to 20% of eBay's outstanding stock, subject to stockholder approval. In addition, the Board has approved a corresponding amendment to our bylaws, which will become effective if and when the amendment to the charter becomes effective.

The Board is strongly committed to good corporate governance and continues to support the practice of permitting stockholders to request special meetings, provided that the meeting is called by stockholders owning a significant percentage of the shares of eBay. The Board determined that it is consistent with best corporate governance practices and in the best interests of eBay and its stockholders to amend the charter and the bylaws to permit stockholders who hold 20% or more of eBay's outstanding capital stock to call special meetings, subject to the procedures and other requirements as provided in the bylaws.

Nevertheless, the Board continues to believe that special meetings should only be called to consider extraordinary events that are of interest to a broad base of stockholders that cannot be delayed until the next annual meeting. The Board also believes that a 20% ownership threshold to request a special meeting strikes a reasonable balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders, including stockholders with special interests, could call one or more special meetings that could result in unnecessary financial expense and disruption to our business. Preparing for a stockholder meeting requires significant attention of our directors, officers and employees, diverting their attention away from performing their primary function of operating eBay's business in the best interests of our stockholders. Likewise, the Board believes that only stockholders with a true economic and non-transitory interest in eBay should be entitled to utilize the special meeting mechanism.

Required Vote

The proposed amendment to our charter requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote on the subject matter. If this proposal to amend our charter is approved by our stockholders, the resulting charter will be filed with the Secretary of State of the State of Delaware shortly after the Annual Meeting. The Board has approved the proposed corresponding amendment to the bylaws, which will become effective if and when the amendment to the charter becomes effective. If this proposal to amend our charter is not adopted and approved, the current right of holders of record of at least 25% of the Company's outstanding capital stock to call a special meeting will remain unchanged.

The Board of Directors Recommends a Vote **FOR** Proposal 4.

Proposal 5 – Stockholder Proposal Requesting that the Board Require an Independent Chair

Proposal	**Stockholder Proposal Requesting that the Board Require an Independent Chair**
5	☒ **The Board recommends a vote AGAINST this proposal based on the reasons set forth in eBay's Statement of Opposition following the stockholder proposal**

John Chevedden has advised the Company that he intends to present the following stockholder proposal at the 2019 Annual Meeting. Mr. Chevedden has indicated that he holds the requisite number of shares of eBay common stock in accordance with Rule 14a-8 requirements. eBay will provide the address of the proponent promptly upon a stockholder's oral or written request.

The text of the stockholder proposal and supporting statement appear exactly as received by eBay unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

The stockholder proposal will be voted on at the 2019 Annual Meeting only if properly presented by or on behalf of the proponent.

Stockholder Proposal

"Proposal 5 – Independent Board Chairman

Shareholders request our Board of Directors to adopt as a policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next Chief Executive Officer transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. These 5 majority votes would have been still higher if all shareholders had access to independent proxy voting advice.

Shareholder proposals such as this have taken a leadership role to improve the corporate governance rules of our company. For instance after EBAY received shareholder proposals EBAY then adopted better practices such as elimination of a burden on shareholders to obtain far more than a majority vote to approve certain important improvements and adopted a limited right for shareholders to call for a special shareholder meeting.

On the other hand EBAY, seemingly under the leadership of Ms. Kathleen Mitic who chairs the governance committee and may be yielding to pressure from management, is going in the opposite direction. EBAY hired a law firm with 2,000 attorneys to prevent us from merely casting a non-binding vote to expand our limited right to call for a special shareholder meeting (2018). Ms. Mitic received 20-times as many negative votes as a number of her peers on the EBAY Board in 2018.

Having an independent Chairman of the Board in the future cannot guarantee that EBAY will not repeat such a predatory attitude toward non-binding proposals (perhaps in response to pressure from management) but it will probably reduce the likelihood that EBAY will maintain such a predatory attitude.

Please vote yes: Independent Board Chairman – Proposal 5"

eBay's Statement of Opposition

The Board has carefully considered this proposal and does not believe that it is in the best interests of eBay and its stockholders. The Board therefore recommends a vote **AGAINST** this proposal.

eBay Currently Has an Independent Chairman of the Board, and Our Current Corporate Governance Guidelines Provide for Strong, Independent Leadership

Mr. Thomas J. Tierney, by appointment of the Board, has served as the independent Chairman of the Board since July 2015. During his tenure as Chairman, Mr. Tierney has demonstrated strong leadership, independent thinking and a deep understanding of the business, which has been enhanced by his tenure as a director of eBay since 2003. Since being appointed as the independent Chair, Mr. Tierney has worked with the rest of the Board to oversee significant strategic and leadership changes at the Company, including the Company's refocused corporate and capital allocation strategy and the rigorous search for and appointment of seven new independent members of the Board.

Our Corporate Governance Guidelines also provide for strong, independent leadership of our Board, requiring that our Chairman be separate from our CEO and, if our Chairman of the Board were not independent, our independent directors would designate a Lead Independent Director. The Lead Independent Director has clearly delineated responsibilities, and would be involved in all significant corporate decisions.

Our Board also consists of strong leadership that remains accountable to eBay's stockholders. Each of our directors is subject to re-election by stockholders annually, and each is subject to a majority voting policy. Our Corporate Governance Guidelines mandate a Board composed of directors with high-level managerial experience and of the utmost character and integrity and provide that our Corporate Governance and Nominating Committee should consider diversity, including gender and race, when evaluating potential directors. Directors are expected to be highly engaged and represent the balanced, best interests of the stockholders as a whole. Stock ownership requirements of our executive officers and directors help align the interests of our leadership with those of our stockholders, as well.

We also highly value the independence of our Board, who provide strong, independent oversight over our business and the execution of our corporate strategy. Fourteen of eBay's 15 directors are independent, and our Board has been consistently refreshed, with five new directors added to the Board within the last three years. Our Corporate Governance Guidelines also mandate that each of eBay's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee must consist solely of independent directors.

eBay's current Corporate Governance Guidelines and processes ensure that the Board, including the Chairman of the Board, will serve the best interests of and will be held accountable by our stockholders. The Board recognizes the importance of its leadership structure to our stockholders and regularly seeks feedback on the topic through stockholder engagement, which it then uses in its reexamination of its policies on an ongoing basis to make sure that they sufficiently continue to be in the best interests of our stockholders.

The Roles of the Chairman of the Board and CEO are Required to be Separate Under Our Corporate Governance Guidelines

Our Corporate Governance Guidelines also already mandate that the positions of the Chairman of the Board and CEO should be held by separate individuals. The Board has mandated this separation because we believe it aids in the Board's oversight of management and allows our CEO to focus primarily on his management responsibilities. This separation was thoughtfully designed by the Board to bolster strong, independent leadership of the Board but also to allow the Board to retain a degree of flexibility when choosing a Chairman of the Board.

A Flexible Leadership Structure is the Most Effective for eBay and Our Stockholders

The Board's current Corporate Governance Guidelines ensure strong independent leadership while still giving the Board flexibility that the adoption of a mandate that the Chairman of the Board be an independent director would not. Such a requirement would limit the Board's ability to select the style of leadership best suited to meet the needs of eBay and its stockholders based on the relevant facts, circumstances, and criteria as they exist at the time, including a situation where having a Chairman of the Board who is not independent (but is still supported by a Lead Independent Director) would be in the best interests of eBay and its stockholders. The Board must have a certain degree of discretion, and we believe the current approach provides the necessary flexibility in determining eBay's Board governance structure.

Ensuring flexibility by not mandating the Chairman of the Board be independent is consistent with the practices of many Fortune 100 and S&P 500 companies. As reported in the Spencer Stuart 2018 Board Index, only 30% of all S&P 500 companies have an independent Chairman of the Board. In addition, we do not believe the stockholder proposal advocating for an independent Chairman of the Board policy is based on experience or evidence. While studies have suggested that the separation of the Chairman of the Board and CEO roles as we have done is beneficial, no empirical study supports the argument that a policy requiring the Chairman of the Board to be independent inherently leads to better performance, to the Company's knowledge. The Board should have the flexibility to permit the Chairman of the Board to be a non-independent director when deemed to be in the best interests of eBay and its stockholders. The proposal's offer to phase in the mandatory independent Chair policy for the next CEO transition fails to address the importance of maintaining that flexibility.

eBay Has Strong Stockholder Rights and Stockholder Engagement Practices

In addition to our Corporate Governance Guidelines, we also have strong corporate governance policies and practices overall, including the stockholder rights available under our bylaws and charter and our demonstrated commitment to stockholder engagement and responsiveness to stockholder concerns. The following is a list of some corporate governance provisions that demonstrate eBay's commitment to transparency and accountability, including certain Corporate Governance Guidelines mentioned above:

- Our Board is declassified with all directors standing for election annually.
- We have a majority vote standard for uncontested director elections.
- Our Chairman and CEO roles are separated and our Board has been led by an independent Chairman since 2015.
- When our Chairman is not independent, we require a Lead Independent Director with robust responsibilities.
- Stockholder approval is required for many key corporate actions before action may be taken.
- Our charter and bylaw provisions do not have supermajority voting, so stockholders can approve binding charter and bylaw amendments with a majority vote.
- We do not have a stockholder rights plan (also known as a "poison pill").
- Our bylaws provide stockholders with the ability to nominate candidates to the Board both through traditional processes and our proxy access procedures.

We regularly engage with our stockholders and seek feedback about our corporate governance policies and practices. Our Board carefully considers the stockholder input it receives and makes changes to our corporate governance policies and practices as appropriate. For example, in response to feedback we received last year from stockholders regarding their special meeting rights, we amended our bylaws to expand the circumstances under which stockholders may require eBay to call a special meeting and are proposing to lower the ownership threshold requirement for when stockholders can call special meetings. Stockholders can also communicate directly with the Board and/or individual directors at the following address: c/o Corporate Secretary, eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125.

In summary, the Board believes the adoption of this proposal is unnecessary because of eBay's commitment to strong independent leadership, separation of the Chairman of the Board and CEO positions, need of flexibility in determining eBay's Board governance structure, and meaningful corporate governance and stockholder engagement policies. A vote "FOR" the proposal would upset the careful balance eBay has struck between ensuring the leadership remains accountable to eBay's stockholders while being best suited to meet their needs. The Board has carefully considered this proposal and does not believe that it is in the best interests of eBay and its stockholders for these reasons.

The Board of Directors Recommends a Vote **AGAINST** Proposal 5.

Unless you specify otherwise, the Board intends the accompanying proxy to be voted against this item.

Our Executive Officers

Executive officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of April 1, 2019.

Name	Age	Position	Biography
Devin N. Wenig	52	President and Chief Executive Officer	Mr. Wenig's biography is set forth under the heading "Proposal 1 – Election of Directors," above.
Scott F. Schenkel	51	Senior Vice President, Finance and Chief Financial Officer	Mr. Schenkel serves eBay as Senior Vice President, Finance and Chief Financial Officer. He has served in that capacity since July 2015. He has been with eBay since March 2007 and has held a number of executive roles, most recently as Senior Vice President, Finance and Chief Financial Officer for eBay Marketplaces from March 2010 until July 2015 and as Vice President, Finance and Chief Financial Officer for eBay Marketplaces from September 2008 to March 2010. Prior to joining eBay, Mr. Schenkel spent over 16 years in finance with General Electric, in a variety of roles around the world. Mr. Schenkel currently serves on the board of NetApp.
Stephen Fisher	54	Senior Vice President, Chief Technology Officer	Mr. Fisher serves eBay as Senior Vice President, Chief Technology Officer. He was originally named Chief Technology Officer in July 2015. Beginning June 2018, Mr. Fisher transitioned to the role of Senior Vice President, Payments of eBay Inc., in order to focus on a personal matter. He resumed his role as Senior Vice President, Chief Technology Officer effective November 2018. Mr. Fisher joined eBay in September 2014 as Senior Vice President, Chief Technology Officer, eBay Marketplaces. Prior to joining eBay, Mr. Fisher spent 10 years at Salesforce.com, an enterprise cloud computing company, most recently as its Executive Vice President, Technology. Mr. Fisher currently serves on the board of director of Vonage Holdings Corp.
Marie Oh Huber	57	Senior Vice President, Legal Affairs, General Counsel and Secretary	Ms. Huber serves eBay as Senior Vice President, Legal Affairs, General Counsel and Secretary. She assumed her current role in July 2015. Prior to joining eBay, Ms. Huber spent 15 years at Agilent Technologies, a technology and life sciences company, most recently as Senior Vice President, General Counsel and Secretary.
Wendy Jones	53	Senior Vice President, Global Customer Experience & Operations	Ms. Jones serves eBay as Senior Vice President, Global Customer Experience & Operations. She joined eBay in 2003 as Vice President, Customer Service for North America and Australia. She has held various other leadership roles at eBay over the years. Prior to joining eBay, Ms. Jones worked at State Street Bank, Land Rover NA, and for iSKY, Inc., in various leadership roles.
Jae Hyun Lee	53	Senior Vice President, General Manager, eBay Markets	Mr. Lee serves eBay as Senior Vice President, General Manager, eBay Markets. He has served in that capacity since February 2019. Prior to this position, he served as Senior Vice President, EMEA, since August 2017. Senior Vice President, Asia Pacific, leading the region for 12 years. Prior to joining eBay, Mr. Lee spent almost eight years at Boston Consulting Group with various roles all over the world.
Kristin Yetto	52	Senior Vice President, Chief People Officer	Ms. Yetto serves eBay as Senior Vice President, Chief People Officer. She has served in that capacity since July 2015. She has been with eBay since March 2003 and has held a number of executive roles, most recently as Senior Vice President of Human Resources for eBay Marketplaces from March 2010 until July 2015. Prior to joining eBay, Ms. Yetto served as an HR Business Partner at Palm. Before Palm, Ms. Yetto was a Director of Global Services for Seagate Technology.

Message from the Compensation Committee

Dear eBay Stockholder,

In 2018, the Company continued to make foundational investments in the long-term competitiveness of our platform and launched new initiatives to set the stage for future growth and profitability. As a result, we lowered revenue and gross merchandise volume expectations. By design, our executive compensation program links components of our executives' pay to the company's performance – we hold leadership accountable for company performance and we take the performance of the current year into consideration when determining the awards for the next fiscal year. Accordingly, 2018 bonuses were below target as the Company's performance fell short of the target on the non-GAAP net income metric. Similarly, the 2017-2018 PBRSU cycle paid out at below target. We are satisfied that the compensation program continues to perform appropriately to align with the Company's results.

Although our executive compensation program is working well as a whole, at least annually we evaluate its design and make changes as necessary to ensure that effective incentives are in place to drive future growth and profitability for our evolving business. As part of our evaluation process, we take into consideration any feedback received during our usual process of stockholder engagement. We routinely discuss our strategy for executive compensation, address current trends and issues related to compensation and receive feedback from a set of crucial stakeholders. An independent director has participated in discussions when requested by significant institutional stockholders. Additionally, as we have consistently done for the past few years, during the spring and fall of 2018, the Company held a series of conversations with investors during which we discussed our executive compensation program and their feedback on that program, among other matters.

During our conversations with investors, we discussed our decision to add a Payments component to the modifier element of the PBRSU Program design, beginning with the 2018-2019 PBRSU cycle. The addition of this modifier further aligns the award payout with performance in the areas of primary importance to the Company, such as success of the Payments initiative, by subjecting payouts under the award to adjustment based on whether there is demonstrable growth in the use of our payment intermediation service. This Payments modifier is an example of incentivizing the senior leadership team to work cross-functionally on a critical growth initiative and profit driver that impacts multiple areas of the business.

We are pleased with the progress in our new Payments and advertising initiatives and are confident that these priorities will spur growth and profitability. At the same time, we continue to focus on driving improvements and innovation in our core marketplace. We expect to drive margin expansion, increase operating income, and deliver strong earnings while aggressively returning capital to stockholders.

Innovating for the benefit of stockholders, customers, and employees requires finding and keeping the right people. We are tackling some of today's most complex technical and business challenges, requiring us to compete with our peer companies for highly sought-after talent in an extremely competitive market. We will continue to prioritize a work environment that stands out, delivering on our promise to be purpose-driven, diverse, and inclusive. We look forward to the results of our annual Global Impact and Diversity and Inclusion reports, which are important barometers of the quality of our Company's culture.

As the Compensation Committee of your Board of Directors, we thank you for being a valued stockholder. We welcome your input on our 2018 compensation programs, which are described in the following pages.

Paul S. Pressler   Anthony J. Bates   Bonnie S. Hammer   Kathleen C. Mitic   Thomas J. Tierney

Compensation Discussion and Analysis

Executive Summary

2018 was a transitional year for us. We introduced two new initiatives, focused on advertising and our new payment intermediation system, as part of our strategy to ensure the long-term competitiveness of our platform. We believe these initiatives will be fundamental to our future success, and reflect our commitment to evolving as a business to meet our customers' evolving needs. In connection with these changes and mindful that any benefit of the new initiatives will not immediately be realized, we lowered revenue and gross merchandise volume ("GMV") expectations for 2018.

Compensation Decisions for 2018. Within our executive compensation program, we strive to align the interests of our stockholders and our executives. We also believe in creating incentives that reflect our performance, both in periods of success and during years where our financial performance falls short of our targets. In our view, our compensation practices, including incentive compensation, play an important role in reinforcing our performance-driven culture. In support of this philosophy, our NEOs received 2018 bonus payouts below target because the Company's actual performance fell short of the target on the non-GAAP net income metric, and the 2017-2018 PBRSU cycle also paid out at below target.

Updates to our Compensation Program. We view the outcomes of our program for 2018 as indicative that our compensation program works consistently with its stated goals. Accordingly, our Compensation Committee and CEO remain committed to the program generally; however, at least annually we evaluate its design to determine any refinements that might further those goals. As a result of our most recent evaluation, we determined to make a change to our PBRSU program. Beginning with the 2018-2019 PBRSU cycle, we have added a Payments component to the modifiers that determine payout of the PBRSUs. This Payments modifier, which is designed to reward growth on the payment intermediation system we introduced in connection with the Payment initiative, reflects the goal of our compensation program to motivate our senior leadership in areas we believe are critical to achieving our then-applicable business objectives.

Pay-For-Performance. We believe that our pay-for-performance-driven executive compensation program ensures that our executives' compensation is tied to delivering results that support the Company's business strategy and objectives, and fosters innovation for the benefit of stockholders, customers, and employees.

Our Compensation Program

The goals of our executive compensation program are to:

- **align** compensation with our business objectives, performance and stockholder interests,
- **motivate** executive officers to enhance short-term results and long-term stockholder value,
- **position** us competitively among the companies against which we recruit and compete for talent, and
- **enable** us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

How We Pay Our Executive Officers

We achieve these objectives primarily by employing the following elements of pay for our executive officers:

- long-term equity compensation,
- an annual cash incentive, and
- base salary.

Our executive officers also participate in our broad-based retirement savings and benefit programs and receive limited perquisites that are not available to all employees.

In 2018, we continued to compensate our executive officers using a mix of equity and cash compensation vehicles. Our incentive compensation is tied to financial targets that the Compensation Committee believes correlate with operating performance over one- and multi-year performance periods and long-term stock performance.

In recognition of the importance of our strategic decision to improve customer experience by intermediating payments on our Marketplace platform, we have adjusted the PBRSU Program for the 2018-2019 PBRSU cycle to tie our senior executives' compensation to the degree of achievement of Payments intermediation through the use of a Payments achievement modifier component to the design.

CEO Compensation Mix

The following graphic shows the breakdown of 2018 compensation for our CEO, Devin Wenig, and illustrates the predominance of equity incentives and performance-based components in our executive compensation program.



As discussed above, our executive compensation program is highly performance-based, with payouts under the program dependent on meeting financial and operational targets over designated performance periods. For 2018, we selected financial metrics and targets that the Compensation Committee believes incentivize our management team to achieve our strategic objectives and drive the Company's financial performance and long-term stock performance, including FX-neutral revenue, non-GAAP operating margin dollars, return on invested capital, payment intermediation usage and non-GAAP net income. The specific results for 2018 are described under 2018 Business Results on page 65.

Our Compensation Practices

We believe our compensation practices align with and support the goals of our executive compensation program and demonstrate our commitment to sound compensation and governance practices.

What We Do	What We Don't Do
✓ **Align executive compensation with the interests of our stockholders** • Pay-for-performance emphasized • Majority of total compensation comprises performance-based compensation: PBRSUs and annual cash incentives • Equity/cash compensation ratio significantly favors equity • Meaningful stock ownership requirements ✓ **Avoid excessive risk-taking** • Robust clawback policy • Multiple performance measures, caps on incentive payments, and overlapping two-year performance periods for PBRSU awards ✓ **Adhere to compensation best practices** • Compensation benchmarked at or around the 50th percentile of peer group • Independent compensation consultant engaged • Only limited perquisites for executive officers that are not available to all employees	✗ **Tax gross-ups for change in control benefits** ✗ **Automatic "single-trigger" acceleration of equity awards upon a change in control** ✗ **Repricing or buyout of underwater stock options without stockholder approval** ✗ **Hedging and pledging transactions**

Introduction

This Compensation Discussion and Analysis is presented as follows:

❶ Elements of Our Executive Compensation Program provides a description of our executive compensation practices, programs, and processes.

❷ Compensation Decisions for 2018 explains executive compensation decisions made for 2018.

❸ 2018 Business Results highlights results that affected executive compensation.

❹ Severance and Change in Control Arrangements with Executive Officers and Clawbacks discusses the Company's severance and change in control plans and other arrangements with executive officers.

❺ Further Considerations for Setting Executive Compensation discusses the role of the Company's compensation consultant, peer group considerations, and the impact of accounting and tax requirements on compensation.

This Compensation Discussion and Analysis describes the compensation of our "named executive officers" ("NEOs") for 2018:

• Devin Wenig, President and Chief Executive Officer ("CEO")

• Scott Schenkel, Senior Vice President, Finance and Chief Financial Officer ("CFO")

• Stephen Fisher, Senior Vice President, Chief Technology Officer[1]

• Wendy Jones, Senior Vice President, Global Customer Experience & Operations

• Jae Hyun "Jay" Lee, Senior Vice President, General Manager, eBay Markets[2]

• Raymond J. Pittman, Former Senior Vice President, Chief Product Officer[3]

[1] Mr. Fisher served in the capacity of Senior Vice President, Chief Technology Officer for the majority of 2018. He began the year in that role but, effective June 18, 2018, transitioned to the role of Senior Vice President, Payments in order to focus on a personal matter. Effective November 5, 2018, Mr. Fisher resumed his role as Senior Vice President, Chief Technology Officer.

[2] During 2018, Mr. Lee served as Senior Vice President, EMEA. Mr. Lee began serving in his current position effective February 18, 2019.

[3] Mr. Pittman's employment with the Company was terminated on July 2, 2018.

❶ Elements of Our Executive Compensation Program

We regularly review the Company's compensation philosophy and executive compensation program to assess whether they continue to be properly aligned with our business goals, culture and, importantly, stockholder interests. We also engage with our stockholders at least twice a year to solicit feedback on our compensation philosophy and executive compensation program. In 2018, we engaged with holders of approximately 33% of outstanding shares on a variety of topics, including compensation. After conducting this review and considering the feedback received during the Company's regular engagement with stockholders by members of the Board and management of the Company, we determined that the Company's executive compensation philosophy, compensation objectives, and overall program continue to be appropriate. The Compensation Committee determined for 2018 that the elements of our executive compensation program should remain in place.

Say-On-Pay Support. In 2018, our stockholders once again overwhelmingly approved our executive compensation program through the "say-on-pay" vote, with approximately 93% of the votes cast in favor. This is consistent with the high stockholder support our executive compensation program received in both 2017 and 2016, each time with approximately 93% of the votes case in favor.

To achieve our executive compensation goals, we have three principal components of our executive compensation program: equity compensation, an annual cash incentive, and base salary. We seek to ensure that total compensation for our executive officers is heavily weighted to variable, performance-based compensation by delivering a majority of compensation in the form of PBRSUs and annual cash incentives.

The Compensation Dashboard below provides a snapshot of the key elements of our 2018 executive compensation program and describes why each element is provided. Additional information about these key elements is included in the sections following the dashboard.

COMPENSATION DASHBOARD



Short-Term Incentives		Long-Term Incentives
Cash		Equity
Base Salary	**Annual Cash Incentive Awards**	• Aligns executive incentives with the long-term interests of our stockholders
• Rewards executives' current contributions to the Company	• Aligns executive compensation with annual Company and individual performance	• Positions award guidelines at target level with the median of the market levels paid to peer group executives
• Reflects the scope of executives' roles and responsibilities	• Motivates executives to enhance annual results	• Recognizes individual executive's recent performance and potential future contributions
• Compensates for expected day-to-day performance		• Retains executives for the long term
		• Provides a total compensation opportunity with payouts varying based on our operating and stock price performance

We chose a mix of equity and cash compensation vehicles to compensate executive officers based on sustainable long-term value drivers of Company performance over one- and multi-year periods and individual contributions to the Company.

Our executive officers were also eligible to receive a comprehensive set of benefits:

• Health and welfare benefits plans;

• Employee stock purchase plan;

• Limited use of the corporate airplane (CEO and CFO only; with reimbursement required by the CFO and voluntarily provided by the CEO)

• Broad-based 401(k) retirement savings plan and a VP and above deferred compensation plan (each plan is available to U.S.-based employees only); and

• Certain other limited perquisites.

Equity Incentive Awards

For 2018, once the value of the annual equity incentive awards has been set for each executive officer, the formula used to allocate the annual equity awards is as follows:



Annual Equity Awards: Value

The value of annual equity awards is determined within guidelines that the Compensation Committee approves on an annual basis for each position. These guidelines are based on our desired pay positioning relative to companies with which we compete for talent. The midpoint of the guidelines, or the median target award, reflects the 50th percentile of the competitive market.

In 2018, the Compensation Committee approved equity award guidelines by position based on the following:

- equity compensation practices of technology companies in our peer group, as disclosed in their public filings (see page 71 for our 2018 peer group), and

- equity compensation practices for comparable technology companies that are included in proprietary third-party surveys.

The Compensation Committee is also cognizant of dilution resulting from equity compensation, and so it carefully considers share usage each year and sets an upper limit on the number of shares that can be used for equity compensation, including awards to executive officers and the overall employee population.

Each executive officer's individual contribution and impact, projected level of contribution and impact in the future, and competitive positioning are considered when determining individual awards. The retention value of current year awards and the total value of unvested equity from previous awards are also considered. The individual awards can be higher or lower than the median target award by an amount ranging from zero to three times the median target award. The Compensation Committee limits the use of special equity-related compensation for executive officers to extraordinary circumstances only. In 2018, our NEOs received equity-related compensation as part of the Company's standard annual equity award. Additionally, the Company granted Ms. Jones a retention equity award in 2018, discussed in more detail at page 64. In 2019, Mr. Fisher will not receive an annual equity award. In lieu of such equity award, Mr. Fisher will be eligible to receive a supplemental cash bonus of $500,000 (less deductions and applicable taxes) paid on or around December 15, 2019, subject to Mr. Fisher's continued employment by the Company through the payment date.

PBRSU Program

Plan Design and Performance Periods. The PBRSU Program is a key component of the annual equity compensation for each executive officer. At the beginning of each performance period, executive officers receive PBRSU grants that are subject to performance- and time-based vesting requirements.

Each PBRSU cycle has a two-year performance period. The performance goals for each cycle are approved by the Compensation Committee at the beginning of the performance period. Each executive officer is awarded a target number of shares subject to the PBRSU award at the beginning of the performance period.

If the Company's actual performance exceeds or falls short of the target performance goals, the actual number of shares subject to the PBRSU award will be increased or decreased formulaically.

Under the PBRSU program, 100% of any PBRSU awards granted to our CEO and CFO will vest, if at all, more than 14 months following the end of the applicable two-year performance period. This provision subjects 100% of the CEO and CFO PBRSU awards to at least three years of stock price volatility before the shares vest. For all executive officers other than the CEO and CFO, one-half of the PBRSUs vest in March following the end of the applicable performance period, and the other half of the award vests in March of the following year, more than 14 months following the completion of the performance period. The Compensation Committee believes that the post-performance period vesting feature of the PBRSUs provides an important mechanism that helps to retain executive officers and align their interests with long-term stockholder value.

PBRSU TIMELINE



Performance Measures and Rationale. As discussed above, the number of shares subject to a target PBRSU award are adjusted based on whether the Company's actual performance exceeds or falls short of the target performance goals for the applicable performance period.

The following table outlines the performance measures for the 2017-2018 and 2018-2019 performance periods and the rationale for their selection:

Performance Measures	FX-neutral revenue [1] Non-GAAP operating margin dollars [2] Return on invested capital (modifier) Payments (modifier) [3]
Rationale	The Compensation Committee believes these measures are key drivers of our long-term business success and stockholder value, and are directly affected by the decisions of the Company's management. Both FX-neutral revenue and non-GAAP operating margin dollars measures are used to help ensure that leaders are accountable for driving profitable growth, and making appropriate tradeoffs between investments that increase operating expense and future growth in revenue. The return on invested capital modifier is used to hold leaders accountable for the efficient use of capital. Beginning with the 2018-2019 PBRSU performance period, we have added a Payments modifier to the PBRSU Program design in recognition of the importance of our strategic decision to improve customer experience by intermediating payments on our Marketplace platform. This Payments modifier is designed to tie our senior executives' compensation to the degree of achievement of payments intermediation.

[1]   Calculated on a fixed foreign exchange basis.

[2]   Non-GAAP operating margin dollars excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, impairment of goodwill, separation expenses, and certain one-time gains, losses and/or expenses.

[3]   Applicable only to the 2018-2019 PBRSUs. Measures the percentage of the GMV intermediated in the United States and a second market during the applicable fiscal year on an absolute basis and as compared to the prior fiscal year.

Changes for 2018. Beginning with the 2018-2019 PBRSU cycle, we have added a Payments component to the modifier element of the PBRSU Program design. This Payments modifier incentivizes the senior leadership team to work cross-functionally on a critical growth initiative and profit driver that impacts multiple areas of the business. Given the importance of the success of the Payment initiative to the Company's success more generally, as well as the priority placed on this initiative in the Company's operational strategy for 2018 and 2019, our Compensation Committee determined that payout of PBRSUs for the 2018-2019 cycle should be subject to achievement in growing use of our intermediation platform, as well as our existing Company financial performance metrics.

Plan Mechanics and Targets. The two-year performance targets are generally set in a manner consistent with the current year budget and multi-year strategic plan. To receive any shares subject to a PBRSU award, at least one of the FX-neutral revenue or non-GAAP operating margin dollars minimum performance thresholds must be met. Each of the minimum performance thresholds are independent and, if any of the FX-neutral revenue or non-GAAP operating margin dollar performance thresholds are met, the award is adjusted with respect to that performance measure in accordance with the percentages outlined in the illustration below. If the minimum performance threshold for either FX-neutral revenue or non-GAAP operating margin dollars is not met, then no shares are awarded for that performance measure. At the time the performance targets were set, the target goals were designed to be achievable with strong management performance, while the maximum goals were designed to be very difficult to achieve.

The following table shows the minimum, target, and maximum payout percentage for FX-neutral revenue and non-GAAP operating margin dollars:

	Minimum	Target	Maximum
FX-neutral revenue	25%	50%	100%
Non-GAAP operating margin dollars	25%	50%	100%

The number of shares awarded is determined by first comparing our actual performance for FX-neutral revenue and non-GAAP operating margin dollars over the performance period against the minimum, target, and maximum performance levels and converting the result into a payout percentage. Achievement is linearly interpolated between the percentages set forth in the table above based on actual results

For the 2017-2018 performance period, the FX-neutral revenue and non-GAAP operating margin dollars measures are added together and this total is multiplied by the third measure, return on invested capital, with the modification multiplier determined in accordance with the table below:

	Minimum	Target	Maximum
Return on invested capital (modifier)	80%	100%	120%

For the 2018-2019 performance period, the calculation set forth above will be further adjusted by the multiplication of a fourth measure, Payments. This modifier measures the extent to which the GMV in the United States and a second market in a given fiscal year is processed through our Payments intermediation platform, expressed as a percentage of GMV. If the percentage is below the target percentage, the awards will be adjusted downward and if the percentage exceeds the target percentage, it will be adjusted upward, with the modification multiplier determined in accordance with the table below:

	Minimum	Target	Maximum
Payments (modifier)	75%	100%	150%

The target award is then multiplied by the percentage resulting from the relevant calculation, as described above, to determine the actual number of PBRSUs awarded. The Compensation Committee may approve adjustments to the calculations of the performance measures due to material events not contemplated at the time the targets were set (such as major acquisitions or unusual or extraordinary corporate transactions, events, or developments) and the Compensation Committee may apply negative discretion to reduce the payout levels of the awards.

2017-2018 PBRSU Cycle. Shares that vested under the 2017-2018 PBRSU awards could have been from 0% to 240% of the initial grant, based on eBay's FX-neutral revenue, non-GAAP operating margin dollars, and return on invested capital for the two-year performance period, with the calculation as set forth below:



2018-2019 PBRSU Cycle. Shares that vest under the 2018-2019 PBRSU awards reflect the potential impact of the Payments modifier. The shares that vest will be 0% to 340% of the initial grant, based on eBay's FX-neutral revenue, non-GAAP operating margin dollars, and return on invested capital and Payments modifiers, with the calculation as set forth below:



2019-2020 PBRSU Cycle. For the 2019-2020 PBRSU cycle, the awards were granted again using a Payments modifier tied to the percent of payments intermediated.

Time-based RSUs ("RSUs")

As discussed above, each executive officer receives a portion of his or her annual equity award as a grant of RSUs that vest on a quarterly basis over a four-year period subject to continued employment. For newly hired executive officers, 25% of the initial grant of RSUs vest on the first anniversary of the date of grant and the remainder vest on the quarterly schedule. This vesting schedule is aligned with market practice and helps enable the Company to remain competitive in attracting talent.

Annual Cash Incentive Awards (the eBay Incentive Plan (eIP))

Plan Design and Performance Period. The eBay Incentive Plan ("eIP") is a broad-based short-term cash incentive plan. The Compensation Committee has set an annual performance period under the plan.

The plan is designed to support a tight link between Company performance and any incentive payouts. The annual cash incentives payable for 2018 had both a FX-neutral revenue threshold and a non-GAAP net income minimum performance threshold. Unless both of these minimum performance thresholds are met, there is no incentive payout. If both minimum performance thresholds are met, the Company uses total non-GAAP net income to determine the payout percentage of the Company financial performance component of the annual cash incentive.

The following table shows the threshold, target, and maximum payout percentage for non-GAAP net income:

	Threshold	Target	Maximum
Non-GAAP net income	50%	100%	200%

Additionally, if the minimum performance thresholds are met, 75% of executive officers' payouts under the plan are based on the Company's performance as described above. To facilitate differentiation based on individual performance, the remaining 25% of awards are generally based on individual performance. As discussed in more detail below, the Compensation Committee considers many factors in determining the CEO's individual performance, but does not assign specific weighting to these factors. The CEO partners with the Compensation Committee to similarly assess the individual performance of the other executive officers. Consistent with our commitment to aligning executive compensation with Company performance, in circumstances (such as 2018) where the Company's financial performance is above its minimum performance threshold and below the target performance threshold, a modifier is applied to the individual performance component to reduce it proportionately based on the Company financial performance component. For example, if the Company exceeded the FX-neutral revenue minimum performance threshold and total non-GAAP net income was 90% of the target performance threshold, then the individual performance component would be calculated as follows: target incentive amount x 25% x individual

performance score x 90%. The maximum payout for both the Company financial performance and the individual performance components of the annual incentive plan is 200% of target.

Performance Measures and Rationale. The following table provides information on the Company performance measures set in 2018 and rationale for their selection:

Performance Measures[1]	Rationale
Company financial performance measure	
FX-neutral revenue (threshold)	The Compensation Committee believes that a minimum revenue threshold should be met before any cash incentive is paid. Once the minimum revenue threshold has been met, the Company financial performance component of the annual cash incentive payment is paid based on results in relation to the non-GAAP net income goal.
Non-GAAP net income[2]	Non-GAAP net income is the key measure of short- and intermediate-term results for the Company given that it can be directly affected by the decisions of the Company's management and provides the most widely followed measure of financial performance.
Individual measure	
Individual performance	The Compensation Committee believes that a portion of the compensation payable under this plan should be differentiated based on individual performance for which a review is conducted at the end of the year.

[1] Both minimum FX-neutral revenue and minimum non-GAAP net income performance thresholds must be met in order for there to be any incentive payout based on Company performance or individual performance, with the payout level for Company financial performance component based on the amount of non-GAAP net income.

[2] Non-GAAP net income excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization or impairment of acquired intangible assets, impairment of goodwill, amortization of the deferred tax asset associated with the realignment of the Company's legal structure and related foreign exchange effects, significant gains or losses and transaction expenses from the acquisition or disposal of a business and certain gains or losses on investments. Non-GAAP net income is calculated quarterly, is publicly disclosed as part of our quarterly earnings releases, and is a basis of third-party analysts' estimates of the Company's results.

Plan Mechanics and Targets. In the first quarter of the year, the Compensation Committee approves Company performance measures based on business criteria and target levels of performance. Targets are set based primarily on the Company's Board-approved budget for the year.

The Compensation Committee also assesses annual cash incentive award opportunities against data from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys, and it approves target annual cash incentive opportunities for our NEOs at approximately the 50th percentile based on that data. We review market data annually, and periodically adjust incentive opportunities to the extent necessary where our practices are inconsistent with such market data.

After the end of each year, the Compensation Committee approves the actual performance against the Company financial performance measures to determine the payout percentage for that portion of the annual cash incentive plan. With respect to individual performance, our CEO presents the Compensation Committee with his assessment of the individual performance of the executive officers who are his direct reports and recommends a bonus payout percentage for the individual performance component of the annual incentive plan based on his assessment. The Compensation Committee reviews his assessments and payout recommendations and makes a subjective determination of the level of individual performance and payouts for each of those executive officers. In addition, the Compensation Committee (with input from the Chairman of the Board and other independent members of the Board) makes a subjective determination of the individual performance of the CEO. In making its determination of the individual performance of each executive officer, the Compensation Committee does not give any specific weighting to individual goals. In addition, as described above, when the Company fails to achieve target performance, the Compensation Committee applies a downward modifier to individual performance regardless of individual goal achievement in order to take a more holistic approach to assessing performance.

Base Salary

Assessment and Target Positioning Strategy. We review market data annually and approve each executive officer's base salary for the year. Increases, if any, generally become effective on or around April 1st of the year. We assess competitive market data on base salaries from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys. When considering the competitive market data, we also recognize that the data is historical and does not necessarily reflect those companies' current pay practices. We assess each executive officer's base salary against the 50th percentile of the salaries paid to comparable executives at peer group companies and also consider individual performance, levels of responsibility, expertise, and prior experience in our evaluation of base salary adjustments.

Perquisites

We provide certain executive officers with limited perquisites and other personal benefits not available to all employees that we believe are reasonable and consistent with our overall compensation program and philosophy. These benefits are provided to enable the Company to attract and retain these executive officers. We periodically review the levels of these benefits provided to our executive officers.

The Compensation Committee has encouraged Mr. Wenig to use the corporate airplane for personal travel to reduce possible security concerns where relevant. Mr. Schenkel has access to the corporate airplane for up to 20 hours of personal use, subject to Mr. Schenkel fully reimbursing the Company for the incremental costs associated with such use. The Company does not grant bonuses to cover, reimburse, or otherwise "gross-up" any income tax owed for personal travel on the corporate airplane.

Mr. Lee received expatriate benefits, including housing and cost of living allowances, shipment expenses, a transportation allowance and benefits under our Global Tax Equalization Policy in connection with assuming a new role in Switzerland in 2018. These benefits are consistent with our global expatriate program.

❷ Compensation Decisions for 2018

When making compensation decisions for our NEOs, the Compensation Committee evaluated each individual based on his or her leadership, competencies, innovation, and both past and expected future contributions toward the Company's financial, strategic, and other priorities. In 2018, the Company lowered revenue and GMV expectations while continuing to make foundational investments in the long-term competitiveness of our platform and launching new initiatives to set the stage for future growth and profitability. The Company's performance was reflected in our executive compensation program, as it holds leadership accountable for company performance.

The Compensation Committee also considered retention concerns as well as the total value of each NEO's unvested equity awards. Based on its assessment, the Compensation Committee approved individual compensation arrangements for each NEO based on the factors and guidelines described above and in this section.

Determining 2018 Target Compensation for our CEO

The Compensation Committee takes a multi-year view of Mr. Wenig's total compensation, with the objective of rewarding his leadership of the Company and tying his compensation to Company results and stock price performance. In doing so, the Compensation Committee has sought to link Mr. Wenig's compensation with the sustainable long-term performance of the Company.

The Compensation Committee considered many factors in setting the various components of Mr. Wenig's compensation, including the factors set forth below. In evaluating performance against these factors, the Compensation Committee assigned no specific weighting to these factors and it evaluated individual performance in a holistic manner.

- Execution against the Company's long-term strategic plan to drive the best choice, the most relevant, and the most powerful selling platform

- Performance against target financial goals and operating goals including initiatives related to customer experience, buyer growth, payments, and advertising

- Driving innovation and execution across eBay

- Building an excellent executive management team and a values-based culture that is inventive, bold, courageous, diverse, and inclusive to enable eBay to attract and retain top talent

- Providing leadership and vision to improve eBay's position as a leading ecommerce player that is environmentally and socially responsible

The Compensation Committee reviewed and approved the salary, target annual cash incentive award, and target value of equity awards for our CEO considering available market data as well as Company and individual performance.

The Compensation Committee determined that Mr. Wenig's base salary and target annual cash incentive award remained competitive without an increase and that his overall compensation mix was consistent with creating an ownership culture.

In determining Mr. Wenig's 2018 equity award, the Compensation Committee recognized the strength of Mr. Wenig's leadership, his focus on executing the Company's strategy, creating a culture of diversity and inclusion that reflects the marketplace, delivering innovative products, the over-delivery of 2017 financial results against targets, the execution against the long-term strategic plan to drive future growth while remaining environmentally and socially responsible, and engagement with current and potential investors. The Compensation Committee also considered the year-over-year increase in the value of equity grants awarded in the prior year to CEOs of other large, public companies in the internet and technology space.

The following table outlines Mr. Wenig's 2018 compensation:

	2018	2017	Year-Over-Year Change ($)	Year-Over-Year Change (%)
Base Salary	$ 1,000,000	$ 1,000,000	No change	No change
Target Annual Cash Incentive Award (percentage of base salary)	200%	200%	No change	No change
Target Value of Equity Awards	$15,500,000	$14,000,000	$ 1,500,000	11%

Breakdown of 2018 Compensation for our CEO

The following graphic shows the breakdown of reported 2018 compensation for Mr. Wenig. This graphic illustrates the predominance of equity incentives and performance-based components in our executive compensation program.



DEVIN WENIG

60% Performance-Based

8% — Annual Cash Incentive

6% — Salary

52% — Performance-Based Restricted Stock Units (PBRSUs)

34% — Time-Based Restricted Stock Units (RSUs)

Summary of Target Value of Equity Awards, Target Cash Incentive Award, and Salary for other NEOs

The Compensation Committee considered many factors in approving the various components of the other NEOs' compensation, including the factors set forth below. In evaluating performance against these factors, the Compensation Committee assigned no specific weighting to these factors and it evaluated individual performance in a holistic manner.

- Performance against target financial results for the NEO's business unit or function

- Defining business unit or function strategy and executing against relevant goals

- Recognition of the interconnection between the eBay business units and functions and the degree to which each executive supported and drove the success of other business units or functions and the overall business

- Driving innovation and execution for the business unit or function

- Organization development, including hiring, developing, and retaining the senior leadership team of the business unit or function

- Achievement of strategic or operational objectives, including control of costs in an environmentally and socially responsible manner

The Compensation Committee reviewed and approved the target value of equity awards, target annual cash incentive award, and salary for our NEOs based on available market data as well as Company and individual performance. Based on exceptional Company performance in 2017, each of our NEOs received increases in the target value of equity awards for 2018.

The Compensation Committee approved salary increases for Mr. Schenkel, Mr. Fisher and Ms. Jones in order to remain competitive with current market conditions. The Compensation Committee determined that the other NEOs' target annual cash incentive awards remained competitive without an increase and that their overall cash compensation was consistent with creating an ownership culture by focusing the compensation mix on equity rather than cash. The Committee determined annual equity awards based on delivery against business metrics, financial targets and Company-level leadership. In addition to the annual awards, one of our NEOs, Ms. Jones, received a retention award. Ms. Jones plays a valuable role within our leadership, and there is considerable competition in the market for her skill set. The award was granted in recognition of Ms. Jones' significant contributions to the Company as well as her key role in the Company's future. To promote her retention while also upholding our view that incentives to our executives align with the long-term interests of our stockholders, the award was granted using the Company's standard equity mix of 60% PBRSUs and 40% RSUs.

The following table shows the compensation arrangements for our other NEOs:

NAME	2018 Base Salary	Year-Over-Year Change for Base Salary ($)	2018 Target Annual Cash Incentive Award	Year-Over-Year Change for Target Annual Cash Incentive Award ($)	2018 Target Value of Equity Awards[1]	Year-Over-Year Change for Target Value of Equity Awards ($)
Scott Schenkel	$750,000	$50,000	100%	$50,000	$7,800,000[2]	$1,000,000
Stephen Fisher	$700,000	$50,000	100%	$212,500	$7,000,000[3]	No change
Wendy Jones[4]	$600,000	$85,000	75%	$63,750	$11,000,000[3]	$8,500,000
Jae Hyun Lee[5]	$675,000	No change	75%	No change	$5,000,000[3]	$(2,000,000)
Raymond J. Pittman[6, 7]	$625,000	No change	75%	No change	$5,500,000	No change

[1] Allocated in accordance with the Company's 2018 allocation of 60% PBRSUs and 40% RSUs.

[2] For the PBRSU portion of the award, if performance targets are met, 100% of achieved portion of the award will vest on March 15, 2021.

[3] For the PBRSU portion of the award, if performance targets are met, 50% of the achieved portion of the award will vest on March 15, 2020 and the remaining 50% of the achieved portion of the award will vest on March 15, 2021.

[4] Ms. Jones received her annual award of $3.0 million, allocated in accordance with the Company's 2018 allocation: 60% PBRSUs and 40% RSUs. In addition, as discussed above, she received an $8.0 million retention award on July 15, 2018, which was allocated in accordance with the Company's 2018 allocation: 60% PBRSUs and 40% RSUs.

[5] Mr. Lee's base salary is reported in U.S. dollars on an FX-neutral basis.

[6] Mr. Pittman's employment with the Company was terminated on July 2, 2018. The actual amount of base salary paid to Mr. Pittman for services through his termination date is reflected in the Base Salary column of the 2018 Summary Compensation Table below. In addition, Mr. Pittman's 2018 base salary was relevant to his severance entitlement pursuant to the Company's SVP and Above Standard Severance Plan (the "Standard Severance Plan") and the separation agreement entered into between Mr. Pittman and the Company on June 29, 2018 (the "Pittman Separation Agreement"). See pages 67-68, 75 and 83-87 for a discussion of these severance arrangements and the amounts payable to Mr. Pittman thereunder, respectively.

[7] Mr. Pittman was not a NEO for fiscal year 2017.

❸ 2018 Business Results

The following is a summary of the business results that directly affected 2018 executive compensation, including performance-based equity awards and annual cash incentive awards.

PBRSUs

2017-2018 PBRSU Award

The following graphs show the goals and results achieved for the 2017-2018 performance period:



Following the end of the performance period, as part of its review of the Company's financial performance against the PBRSU targets and in accordance with its authority under our equity plan, the Committee considered whether the impact of any significant corporate events or change in accounting principles not contemplated at the time the targets were set should lead to an adjustment of any of the performance results. The Committee determined that it was appropriate to adjust the FX-neutral revenue target to remove the impact of a change in the revenue recognition accounting standard.

Actual awards under the PBRSU Program could range from 0% to 240% of the target awards. Based on the Company's financial performance during the 2017-2018 performance period, the actual PBRSU awards were 86% of target and our NEOs received the following awards[1]:

Name	Percentage of Target	Shares Awarded for 2017-2018 Performance Cycle	Vesting Schedule
Devin Wenig	86%	215,193	100% on March 15, 2020
Scott Schenkel	86%	105,386	100% on March 15, 2020
Stephen Fisher	86%	108,486	50% on March 15, 2019; 50% on March 15, 2020
Wendy Jones	86%	38,745	50% on March 15, 2019; 50% on March 15, 2020
Jae Hyun Lee	86%	103,385	50% on March 15, 2019; 50% on March 15, 2020

[1] Mr. Pittman separated prior to the completion of the 2017-2018 performance period, and therefore forfeited a portion of his 2017-2018 PBRSU award. Pursuant to the Standard Severance Plan and the Pittman Separation Agreement, Mr. Pittman became entitled to a lump-sum cash payment equal to the value of 42,620 shares, representing 50% of the number of 2017-2018 PBRSUs that were eligible to vest based on actual performance of the applicable targets. See pages 67-68, 75 and 83-87 for a discussion of these severance arrangements and the amounts payable to Mr. Pittman thereunder, respectively.

Annual Cash Incentive Awards

2018 Annual Cash Incentive Goals and Plan Performance

The following graphs show the goals and results achieved for the 2018 performance period:



FX-neutral revenue ($ billions)
- $10.162B Threshold
- $10.746B Actual

Non-GAAP net income ($ billions)
- $2.186B Threshold
- $2.301B Target
- $2.305B Actual
- $2.485B Maximum

The performance goals for the 2018 performance period were set in early 2018 based primarily on the Company's budget for the year. The performance goal for FX-neutral revenue is a minimum revenue threshold that must be met for the annual cash incentive payment to be paid based on actual results in relation to the non-GAAP net income performance goals.

In early 2019, as part of its review of the Company's financial performance against the annual cash incentive plan targets and in accordance with its authority under the cash incentive plan, the Compensation Committee considered whether the impact of any significant corporate events not contemplated at the time the targets were set should lead to an adjustment of any of the performance results. The Compensation Committee determined that it was appropriate to adjust non-GAAP net income for certain tax impacts resulting from the realignment of our legal structure, interest on the Company's accelerated share

repurchases and effects of recent acquisitions, which, on a net basis, resulted in a downward adjustment to the net income achievement. The Company finance performance component was paid at 78% of target for all participants, including all NEOs.

The Compensation Committee reviewed Mr. Wenig's performance for the purpose of determining the individual portion of his 2018 annual cash incentive award, with input from the entire Board. The Compensation Committee considered the factors listed above when assessing Mr. Wenig's individual performance. Based on the Company's financial results in 2018 being below expectations, balanced with strategic investments in payment and advertising as well as the Company's continuing foundational investments in the long-term competitiveness of its platform, Mr. Wenig's individual component of the annual cash incentive was established at 85% of target. In accordance with the formula described above under "Annual Cash Incentive Awards", the individual performance component was adjusted by the Company financial performance result of 78% . Mr. Wenig's total earned annual incentive award for 2018, including the Company financial component and the individual component, was 75.1% of target.

For the other NEOs, the individual performance component was recommended by Mr. Wenig based on his assessment of each person's performance using the factors described above, and was reviewed and approved by the Compensation Committee. The total earned annual incentive award for 2018 for each of our NEOs were paid at between 75.1% and 78% of target as follows:

Name	Annual Cash Incentive Target as Percentage of Base Salary	Annual cash Incentive Award for 2018
Devin Wenig	200%	$1,501,500
Scott Schenkel	100%	$ 574,500
Stephen Fisher	100%	$ 449,006
Wendy Jones	75%	$ 324,225
Jae Hyun Lee	75%	$ 367,814
Raymond J. Pittman[1]	75%	$ 198,281

[1]   Mr. Pittman's employment with the Company terminated on July 2, 2018, and, under the terms of the Pittman Separation Agreement, Mr. Pittman received a prorated portion of the bonus payable under the annual cash incentive plan (representing his employment in 2018 from January 1, 2018 to July 2, 2018), based on actual Company performance for the full year and his target individual performance.

❹ Severance and Change In Control Arrangements with Executive Officers and Clawbacks

The objective of our severance and change in control arrangements described below is to provide fair and reasonable severance that will also serve as a retention incentive for those impacted by a change in control or similar transactions. We believe that these protections help the Company attract and retain highly talented executive officers.

Severance Arrangements Outside a Change in Control

The Company's SVP and Above Standard Severance Plan ("Standard Severance Plan"), which covers each officer employed as a senior vice president or in a more senior position, provides severance protection outside of a change in control period if a participant is terminated without cause and signs and does not revoke a waiver of claims against the Company. Ms. Jones, Mr. Fisher, and Mr. Lee participate in the Standard Severance Plan.

Solely for Mr. Fisher, if he continues in his current role as Senior Vice President, Chief Technology Officer through December 31, 2019, he will be eligible to receive benefits under the Standard Severance Plan even in the event that Mr. Fisher voluntarily terminates his employment with the Company. In addition, Mr. Fisher is

entitled to access to medical benefits under the program or programs available to similarly situated executives of the Company through October 31, 2024 (through COBRA or a program with equivalent terms, as applicable, in the case of a termination for any reason).

Mr. Wenig and Mr. Schenkel do not participate in the Standard Severance Plan. Mr. Wenig and Mr. Schenkel entered into offer letters with the Company in 2014 in connection with their appointment to their current roles at the Company, each of which provides for certain severance benefits if the applicable executive is terminated without cause or resigns for good reason not in connection with a change in control, and signs and does not revoke a waiver of claims against the Company.

Under the terms of Mr. Lee's offer letter entered into in connection with his promotion to his role of Senior Vice President, EMEA, Mr. Lee is entitled to receive a separation payment in the event he voluntarily terminates his employment with the Company. This separation payment is intended to replicate benefits offered under a retirement program in which Mr. Lee formerly participated when he was employed with the Company in Korea. The benefit is equal to three times his average monthly salary multiplied by his years of service since January 1, 2013. Should the Company terminate Mr. Lee's employment for reason other than cause, Mr. Lee is entitled to benefits under the Standard Severance Plan. Mr. Lee's offer letter also includes a non-competition restrictive covenant for 12-months post termination of employment.

On July 2, 2018, one of our NEOs, Mr. Pittman, departed the Company and was eligible to receive severance as a participant in the Company's Standard Severance Plan. The Company and Mr. Pittman entered into the Pittman Separation Agreement in connection with his departure. Under the terms of the Standard Severance Plan and the Pittman Separation Agreement, the Company paid the following severance benefits to Mr. Pittman: one year of his base salary; one year of his target annual incentive cash award; a pro rata bonus for 2018 for the period of time in 2018 during which he was employed; two times the cost of 12 months of health care coverage; and a cash payment in lieu of full acceleration of his equity awards which would have otherwise vested within 12 months of his termination date.

Please see the "Compensation Tables—Potential Payments Upon Termination or Change in Control" section of this Proxy Statement for further information regarding the Company's Standard Severance Plan, including amounts received by Mr. Pittman in connection with his departure, and the treatment of awards upon qualifying termination events or a change in control.

The following table describes the severance benefits (other than certain accrued benefits which are paid (such as earned but unpaid bonuses, payment of unreimbursed expenses, etc.)) that each of our NEOs would receive if terminated outside of a change in control.

		Standard Severance Plan Participants	Mr. Wenig and Mr. Schenkel
Cash Elements	**Severance**	1x salary and 1x target cash incentive award	2x salary and 2x target cash incentive award
	eIP	Prorated payment for year in which termination occurs[1]	
	Health Premium	2x the cost of 12 months of health insurance coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**Options and RSUs**	100% acceleration of awards that would have otherwise vested within 12 months of termination date[2]	
	PBRSUs	100% acceleration of awards that would have otherwise vested within 12 months of termination date[2]	

[1] For Mr. Wenig and Mr. Schenkel, based only on actual performance with respect to the Company performance element for the full year. For Standard Severance Plan Participants, based on actual performance with respect to the Company performance element for the full year and target performance with respect to the individual performance element.

[2] For Mr. Wenig and Mr. Schenkel, the Company shall pay cash in lieu of accelerated vesting. For Standard Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

Severance Arrangements in Connection with a Change in Control

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The Company's Change in Control Severance Plan provides severance protection for executives at the level of vice president or in a more senior position in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Mr. Fisher, Ms. Jones and Mr. Lee participate in the Change in Control Severance Plan.

Mr. Wenig and Mr. Schenkel do not participate in the Change in Control Severance Plan. Mr. Wenig and Mr. Schenkel entered into offer letters with the Company in 2014 in connection with their appointment to their current roles at the Company, each of which provides for certain severance benefits respectively if the executive is terminated without cause or resigns for good reason in connection with a change in control, and signs and does not revoke a waiver of claims against the Company.

The following table describes the severance benefits that each of our NEOs would receive if they are terminated in connection with a change in control.

		Change in Control Severance Plan Participants	Mr. Wenig and Mr. Schenkel
Cash Elements	**Severance**	2x salary and 2x target cash incentive award	
	eIP	1x target cash incentive award [1]	Prorated payment for year in which termination occurs [1]
	Health Premium	2x the cost of 24 months of health insurance coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**Options and RSUs**	100% acceleration of awards[2]	
	PBRSUs	100% acceleration of awards[2][3]	

[1] For Mr. Wenig and Mr. Schenkel, based only on actual performance with respect to the Company performance element for the full year. For Change in Control Severance Plan Participants, based on target performance with respect to both the Company performance component and the individual performance component.

[2] For Mr. Wenig and Mr. Schenkel, the Company shall pay cash in lieu of accelerated vesting. For Change in Control Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

(3) This payment includes the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined.

Clawbacks

The Compensation Committee has adopted a clawback policy that covers each officer employed as a vice president or in a more senior position and applies to incentive compensation, which includes any cash incentive award, equity award, or equity-based award paid or awarded to any covered employee during the period in which he or she is designated as a covered employee. For all covered employees, the occurrence of either of the following events is covered: (a) an action or omission by the covered employee that constitutes a material violation of the Company's Code of Business Conduct or (b) an action or omission by the covered employee that results in material financial or reputational harm to the Company. In addition, for covered employees that are employed as a senior vice president or in a more senior position or a vice president who is a member of the finance function, the following event is also covered: a material restatement of all or a portion of the Company's financial statements that is the result of a supervisory or other failure by the covered employee.

Under the clawback policy, the Compensation Committee has the authority and discretion to determine whether an event covered by the policy has occurred and, depending on the facts and circumstances, may (but need not) require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy that was paid or awarded to a covered employee. The forfeiture and/or repayment may include all or any portion of the following:

- Any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;

- Any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and

- Any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the twelve-month period preceding the date on which the Company had actual knowledge of the covered event or the full impact of the covered event was known, or such longer period of time as may be required by any applicable statute or government regulation.

❺ Further Considerations for Setting Executive Compensation

Role of Consultants in Compensation Decisions

Pay Governance LLC ("Pay Governance") serves as the Compensation Committee's independent compensation consultant. It provides the Compensation Committee with advice and resources to help the Compensation Committee assess the effectiveness of the Company's executive compensation strategy and programs. Pay Governance reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace Pay Governance at any time.

As part of its engagement, the Compensation Committee has directed Pay Governance to work with our Senior Vice President, Chief People Officer and other members of management to obtain information necessary for Pay Governance to form recommendations and evaluate management's recommendations to the Compensation Committee. Pay Governance also meets with the Compensation Committee during its regular meetings, in executive session (where no members of management are present), and with the Compensation Committee chair and other members of the Compensation Committee outside of the Compensation Committee's regular meetings. As part of its engagement in 2018, Pay Governance provided a market overview of executive compensation, evaluated the Company's peer group composition, evaluated compensation levels at the peer group companies, assessed and proposed equity and cash compensation guidelines for various executive job levels, assessed compensation for the Company's

executive officers, advised on the framework for the Company's long-term incentive awards, and assessed Board compensation. Pay Governance does not provide any other services to the Company.

Compensation Consultant Conflict of Interest Assessment

The Compensation Committee recognizes that it is essential to receive objective advice from its compensation advisors. To that end, the Compensation Committee closely examines the procedures and safeguards that its compensation advisor takes to ensure that its services are objective. The Compensation Committee has assessed the independence of Pay Governance pursuant to SEC rules and concluded that Pay Governance's work for the Compensation Committee does not raise any conflict of interest.

Peer Group Considerations

To set total compensation guidelines, we review market data of companies that are comparable to eBay and that we believe compete with eBay for executive talent, business, and capital. We review both specific data from peer group companies' public filings and general industry data for comparable technology companies that are included in proprietary third party surveys. We believe that it is necessary to consider this market data in making compensation decisions to attract and retain talent. We also recognize that, at the executive level, we compete for talent against larger global companies, as well as smaller, non-public companies.

To assess whether the peer group continues to reflect the markets in which we compete for executive talent, the Compensation Committee reviews and approves the peer group each year with the assistance of its compensation consultant. In deciding whether a company should be included in the peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;

- market value;

- historical growth rates;

- primary line of business;

- whether the company has a recognizable and well-regarded brand; and

- whether we compete with the company for talent.

For each member of the peer group, one or more of the factors listed above was relevant to the reason for inclusion in the group, and, similarly, one or more of these factors may not have been relevant to the reason for inclusion in the group.

The Compensation Committee evaluates the Company's peer group on an annual basis. The peer group consisted of the following companies for 2018:

Adobe Systems Incorporated	Intel Corporation
Alphabet Inc.	Intuit Inc.
Amazon.com, Inc.	Microsoft Corporation
Booking Holdings Inc. (formerly, "The Priceline Group Inc.")	Netflix, Inc.
Cisco Systems, Inc.	PayPal Holdings, Inc.
Electronic Arts Inc.	salesforce.com, inc.
Expedia, Inc.	Symantec Corporation
Facebook, Inc.	Twitter, Inc.

Compensation Committee Report

The Compensation Committee reviews and approves Company compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based upon the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and eBay's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

COMPENSATION COMMITTEE

| Paul S. Pressler | Anthony J. Bates | Bonnie S. Hammer | Kathleen C. Mitic | Thomas J. Tierney |

Compensation Tables

2018 Summary Compensation Table

The following table, footnotes, and narrative summarize the total compensation earned by each of our named executive officers, or NEOs, for the fiscal year ended December 31, 2018 and, to the extent required under the SEC executive compensation disclosure rules, the fiscal years ended December 31, 2017 and 2016.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
Devin N. Wenig President and Chief Executive Officer	2018	1,000,000	0	15,500,046	0	1,501,500	0	170,620	18,172,166
	2017	1,000,000	0	14,000,033	0	2,580,000	0	90,558	17,670,591
	2016	1,000,000	0	12,500,033	0	2,430,000	0	11,159	15,941,192
Scott F. Schenkel Senior Vice President, Finance and Chief Financial Officer	2018	736,538	0	7,251,530	0	574,500	0	11,000	8,573,568
	2017	686,539	0	6,856,169	0	928,543	0	10,800	8,482,526
	2016	650,000	0	5,972,030	0	789,750	0	10,746	7,422,526
Stephen Fisher Senior Vice President, Chief Technology Officer[1]	2018	598,077	200,000	6,507,774	0	449,006	0	12,416	7,767,273
	2017	643,269	200,000	7,057,857	0	562,056	0	61,465	8,524,647
	2016	625,000	200,000	6,967,348	0	493,359	0	10,600	8,296,307
Wendy Jones Senior Vice President, Global Customer Experience & Operations	2018	554,231	0	10,897,299	0	324,225	0	11,000	11,786,755
Jae Hyun Lee Senior Vice President, General Manager, eBay Markets[2]	2018	653,238	0	4,648,404	0	367,814	0	357,376	6,026,832
	2017	595,163	0	7,113,476	0	603,719	0	131,958	8,444,316
Raymond J. Pittman Senior Vice President, Chief Product Officer[3]	2018	338,942	0	5,113,257	0	198,281	0	1,153,714	6,804,194
	2017	612,885	0	7,790,387	0	535,510	0	10,800	5,913,095
	2016	580,000	0	5,474,346	0	457,837	0	10,600	6,522,783

[1] Mr. Fisher served in the capacity of Senior Vice President, Chief Technology Officer for the majority of 2018. He began the year in that role but, effective June 18, 2018, transitioned to the role of Senior Vice President, Payments in order to focus on a personal matter. Effective November 5, 2018, Mr. Fisher resumed his role as Senior Vice President, Chief Technology Officer.

[2] During 2018, Mr. Lee served as Senior Vice President, EMEA. Mr. Lee began serving in the current position effective February 18, 2019. Mr. Lee's base salary was converted from Singapore dollars to U.S. dollars based on Company FX planning rates.

[3] Mr. Pittman's employment with the Company was terminated on July 2, 2018.

Bonus (Column (d))

Mr. Fisher received supplemental cash payments pursuant to his offer letter.

In addition, pursuant to his offer letter dated November 5, 2018 whereby he was reemployed as Senior Vice President, Chief Technology Officer by the Company (the "Reemployment Letter"), Mr. Fisher will not be eligible for an equity award in 2019 and will, in lieu of such equity award, receive a supplemental cash bonus of $500,000 (less deductions and applicable taxes) paid on or around December 15, 2019, subject to Mr. Fisher's continued employment by the Company through the payment date.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the aggregate grant date fair value of time-based restricted stock units, or RSUs, and performance-based restricted stock units, or PBRSUs, granted to each of our NEOs in each of the applicable years, calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. The grant date fair value of RSUs is determined using the fair value of our common stock on the date of grant, and the grant date fair value of PBRSUs is calculated based on the fair value of our common stock on the date of grant and the probable outcome of the performance measures for the applicable performance period as of the date on which the PBRSUs are granted. This estimated fair value for PBRSUs is different from (and lower than) the maximum value of PBRSUs set forth below. The equity incentive awards included in this column were all awarded under the Company's 2008 Equity Incentive Award Plan, as amended and restated.

RSUs: For 2018, RSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2018 with a grant date value of $6,200,018 for Mr. Wenig, $2,900,620 for Mr. Schenkel, $1,115,614 for Ms. Jones, $2,603,126 for Mr. Fisher, $1,859,370 for Mr. Lee and $2,038,711 for Mr. Pittman.

PBRSUs: PBRSUs provide an opportunity for our NEOs to receive time-based RSUs if the performance measures for a particular time period — typically 24 months — are met. For a description of the performance measures for the 2018-2019 PBRSU awards, see "Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards — PBRSU Program" above.

For 2018, PBRSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2018 with a grant date value of $9,300,027 for Mr. Wenig, $4,350,910 for Mr. Schenkel, $1,673,421 for Ms. Jones, $3,904,648 for Mr. Fisher, $2,789,034 for Mr. Lee and $3,067,938 for Mr. Pittman.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2018-2019 PBRSU awards, the maximum possible value of the PBRSU awards allocated to our NEOs for such performance period using the fair value of our common stock on the date that such awards were granted is presented below:

Name	Maximum Value of PBRSUs (as of Grant Date)
Mr. Wenig	$33,480,097
Mr. Schenkel	$ 15,663,276
Mr. Fisher	$ 14,056,732
Ms. Jones	$ 6,024,316
Mr. Lee	$10,040,522
Mr. Pittman[1]	n/a

[1] Mr. Pittman's employment with the Company was terminated on July 2, 2018, and he therefore will not be eligible to vest in any such PBRSU awards.

The value that our NEOs received in 2018 from the vesting of stock awards is reflected in the 2018 Option Exercises and Stock Vested table below. Additional information on all outstanding stock awards as of December 31, 2018 is reflected in the 2018 Outstanding Equity Awards at Fiscal Year-End table below.

In addition to the annual equity grants, and as described above, Ms. Jones received an equity-based retention award in an amount of $8,000,000 on July 15, 2018, which was allocated in accordance with the Company's generally allocation: 60% PBRSUs and 40% RSUs. The retention award was granted in recognition of Ms. Jones' significant contributions to the Company as well as her key role in the Company's future. Ms. Jones plays a valuable role within our leadership, and there is considerable competition in the market for her skill set.

Option Awards (Column (f))

Since 2016, in accordance with our revised equity guidelines, no option awards were granted to our NEOs.

The value that our NEOs received in 2018 from the exercise of previously granted stock options is reflected in the 2018 Option Exercises and Stock Vested table below. Additional information on all outstanding option awards as of December 31, 2018 is reflected in the 2018 Outstanding Equity Awards at Fiscal Year-End table below.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column represent amounts earned by each of our NEOs under the annual cash incentive plan for services they rendered in each of the applicable years. See "Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards (the eBay Incentive Plan (eIP))" above for more information.

All Other Compensation (Column (i))

General

The amounts reported in the All Other Compensation column reflect:

a) An amount of $11,000 for each of our NEOs, other than Mr. Lee (who worked in Singapore during 2018 and therefore did not participate in the Company's 401(k) savings plan), which represents the maximum matching contributions made by the Company to the Company's 401(k) savings plan for the benefit of our U.S.-based NEOs, which also is the same maximum amount applicable to each participating employee for 2018.

b) Certain separation benefits the Company paid to Mr. Pittman upon his separation of employment on July 2, 2019. Pursuant to the terms of the Pittman Separation Agreement, and commensurate with the terms of the Standard Severance Plan, this includes one year of his base salary ($625,000), one year of his target annual incentive cash award ($468,750), a pro rata bonus for 2018 for the period of time in 2018 during which he was employed ($198,281), and two times the cost of 12 months of health care coverage ($48,964).

c) The dollar value of certain information technology support services provided by the Company for computer equipment located at the residences of Mr. Fisher and Mr. Lee.

d) The value of an overseas cost of living allowance for Mr. Lee, which was paid directly to Mr. Lee in connection with his employment by the Company in Singapore.

e) The value of car and housing allowances for Mr. Lee, totaling and $208,698 and $30,595, respectively, which were paid directly to Mr. Lee in connection with his employment by the Company in Singapore.

f) The dollar value ($29,066) of certain relocation expenses for Mr. Lee as a result of his transition in roles in 2018. These relocation expenses were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the applicable service provider. The Company did not make any gross up payments to Mr. Lee in respect of the imputed income associated with these payment in connection with the payment of such expenses.

g) An amount of $5,114 in home security expenses for Mr. Wenig relating to monitoring services by outside security providers. The incremental cost associated with the home security services is determined based upon the amount paid to the applicable outside security provider.

h) An amount of $19,572 in secured chauffeured transportation allowances provided to Mr. Wenig. The incremental cost associated with such services is determined based upon the amount paid to the applicable service provider.

i) Mr. Wenig was permitted personal airplane usage in 2018. Though not required to, he voluntarily partially reimbursed the Company for his personal usage of the airplane. $134,754 is included in the amount for Mr. Wenig in this column to reflect the portion for which the Company was not reimbursed.

2018 Grants of Plan-based Awards

The following table, footnotes, and narrative set forth certain information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2018.

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Devin N. Wenig												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	154,076	—	—	6,200,018
eIP – Company Performance	N/A	N/A	750,000	1,500,000	3,000,000	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	500,000	1,000,000	—	—	—	—	—	—	—
PBRSUs (2018-2019 Performance period)	2/20/2018	4/1/2018	—	—	—	63,557	231,114	785,788	—	—	—	9,300,027
Scott F. Schenkel												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	72,083	—	—	2,900,620
eIP – Company Performance	N/A	N/A	276,202	552,403	1,104,806	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	184,135	368,270	—	—	—	—	—	—	—
PBRSUs (2018-2019 Performance period)	2/20/2018	4/1/2018	—	—	—	29,735	108,124	367,622	—	—	—	4,350,910
Stephen Fisher												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	64,690	—	—	2,603,126
eIP – Company Performance	N/A	N/A	224,279	448,558	897,116	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	149,519	299,038	—	—	—	—	—	—	—
PBRSUs (2018-2019 Performance period)	2/20/2018	4/1/2018	—	—	—	26,685	97,034	329,916	—	—	—	3,904,648

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Wendy Jones												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	27,724	—	—	1,115,614
RSUs	7/7/2018	7/15/2018	—	—	—	—	—	—	86,235	—	—	3,243,398
eIP – Company Performance	N/A	N/A	155,878	311,755	623,510	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	103,918	207,836	—	—	—	—	—	—	—
PBRSUs (2018-2019 Performance period)	2/20/2018	4/1/2018	—	—	—	35,573	129,353	439,801	—	—	—	4,864,966
PBRSUs (2018-2019 Performance period)	7/7/2018	7/15/2018	—	—	—	11,437	41,586	141,393	—	—	—	1,673,421
Jae Hyun Lee												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	46,207	—	—	1,859,370
eIP – Company Performance	N/A	N/A	183,724	367,447	734,894	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	122,482	244,964	—	—	—	—	—	—	—
PBRSUs (2018-2019 Performance period)	2/20/2018	4/1/2018	—	—	—	19,061	69,310	235,654	—	—	—	2,789,034
Raymond Pittman[i]												
RSUs	2/20/2018	4/1/2018	—	—	—	—	—	—	50,828	—	—	2,045,319
eIP – Company Performance	N/A	N/A	95,328	190,655	381,310	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	63,552	127,103	—	—	—	—	—	—	—
PBRSUs (2018-2019) Performance period	2/20/2018	4/1/2018	—	—	—	20,967	76,241	259,220	—	—	—	3,067,938

(i) Mr. Pittman separated prior to the completion of the 2018-2019 performance period, and therefore forfeited such award (which would have otherwise vested in 2020 and 2021). However, pursuant to the terms of the Pittman Separation Agreement, and commensurate with the terms of the Standard Severance Plan, upon Mr. Pittman's separation of employment, he received, among other benefits, full acceleration of his equity awards which would have otherwise vested within 12 months of his termination date.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Cash Incentive Plan) (Columns (d), (e), and (f))

The amounts reported under these columns relate to the possible awards under the annual cash incentive plan. In 2018, the total annual target incentive amounts under the annual cash incentive plan for the NEOs were as follows:

Mr. Wenig	$2,000,000
Mr. Schenkel	$ 736,538
Mr. Fisher	$ 598,077
Ms. Jones	$ 415,673
Mr. Lee	$ 489,929
Mr. Pittman	$ 254,207

The total 2018 annual target incentive amounts under the annual cash incentive plan for the NEOs were allocated 75% to Company performance and 25% to individual performance. No payment occurs for the individual performance component of the annual cash incentive plan unless the minimum thresholds for both FX-neutral revenue and non-GAAP net income are met; for 2018, both these Company performance thresholds were met. However, because the target Company performance was not met in 2018, as described in the Compensation Discussion and Analysis, a proportional downward adjustment to individual performance was applied.

Actual payouts to our NEOs under the annual cash incentive plan for the fiscal year ended December 31, 2018 are reflected in the Non-Equity Incentive Plan Compensation column in the 2018 Summary Compensation Table above.

eIP—Company Performance: The amounts shown in the rows entitled "eIP – Company Performance" reflect estimated payouts for the fiscal year ended December 31, 2018 under the annual cash incentive plan for the portion of the award payable based on the Company's performance, as follows:

- *Threshold:* The amounts shown in this column reflect the minimum payment levels if the minimum FX-neutral revenue and non-GAAP net income thresholds are met, which are 50% of the amounts shown under the Target column.

- *Target:* The amounts shown in this column reflect the target payment levels if target non-GAAP net income is met.

- *Maximum:* The amounts shown in this column represent the maximum amounts payable based on Company performance, which are 200% of the amounts shown under the Target column.

eIP—Individual Performance: The amounts shown in the rows entitled "eIP – Individual Performance" reflect estimated payouts for the fiscal year ended December 31, 2018 under the annual cash incentive plan for the portion of the award payable based on individual performance, as follows:

- *Threshold:* Although there are no thresholds under the annual cash incentive plan for individual performance, there is no payout for individual performance unless the minimum thresholds for both Company-wide FX-neutral revenue and non-GAAP net income are met. In addition, in circumstances where the Company's financial performance is above its thresholds but below its targets, a modifier is applied to the individual performance component to reduce it proportionally based on the Company financial performance component.

- *Target:* The amounts shown in this column reflect 100% of the target award for individual performance.

- *Maximum:* The amounts shown in this column are 200% of the amounts shown under the Target column.

See "Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards (the eBay Incentive Plan (eIP))" above.

Estimated Future Payouts Under Equity Incentive Plan Awards (PBRSUs) (Columns (g), (h), and (i))

The amounts shown reflect estimated payouts of PBRSUs for the 2018-2019 performance period, as follows:

- *Threshold:* The amounts shown in this column reflect the awards if the minimum FX-neutral revenue and non-GAAP operating margin dollar thresholds are met and the lowest return on invested capital and the Payments modifier is applied, and are 40% of the amounts shown under the Target column.

- *Target:* The amounts shown in this column reflect the awards if the target FX-neutral revenue and non-GAAP operating margin dollar amounts are met, and the target return on invested capital and the Payments modifier is applied.

- *Maximum:* The amounts shown in this column reflect the awards if the maximum FX-neutral revenue and non-GAAP operating margin dollar amounts are met and the maximum return on invested capital and the Payments modifier is applied, and are 340% of the amounts shown under the Target column.

For further discussion of the PBRSUs, including their vesting schedules and the addition in 2018 of the Payments modifier, see "Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards — PBRSU Program" above.

All Other Stock Awards: Number of Shares or Stock Units (RSUs) (Column (j))

The awards reflect the number of RSUs on the grant date. RSU awards granted to our NEOs in 2018 vest over a four-year period with 1/16th of the shares underlying the RSU award vesting on June 15, 2018 and additional 1/16th of the shares underlying the RSU award vesting each quarter thereafter.

Grant Date Fair Value (Column (m))

The grant date fair value of each RSU award was calculated using the fair value of our common stock on the date of grant. The estimated fair value of PBRSUs was calculated based on the fair value of our common stock on the date of grant and the probable outcome of the performance measures for the 2018-2019 performance period as of the date on which those PBRSUs were granted for accounting purposes.

2018 Outstanding Equity Awards at Fiscal Year-End

The following table and footnotes set forth certain information regarding outstanding equity awards for each of our NEOs as of December 31, 2018.

	Option Awards						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Devin N. Wenig	83,108	0	0	14.86	4/2/2012	4/2/2019					
	134,207	0	0	14.67	4/13/2012	4/13/2019					
	139,563	0	0	22.63	4/1/2013	4/1/2020					
	126,982	0	0	22.76	4/1/2014	4/1/2021					
	111,183	0	0	20.41	10/15/2014	10/15/2021					
	205,878	18,717	0	23.21	4/1/2015	4/1/2022					
	40,269	6,875	0	26.92	7/17/2015	7/17/2022					
							28,074	788,037	4/1/2015		
							5,892	165,388	7/17/2015		
							65,432	1,836,676	4/1/2016		
							93,834	2,63,920	4/1/2017		
							125,187	3,513,999	4/1/2018		
							367,464[2]	10,314,714	4/1/2016		
							215,193[2]	6,040,468	4/1/2017		
										554,674[3]	15,569,699

Name	Option Awards						Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($) (1)	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Scott Schenkel	10,157	0	0	14.86	4/2/2012	4/2/2019					
	27,914	0	0	22.63	4/1/2013	4/1/2020					
	1,799	0	0	22.76	4/1/2014	4/1/2021					
	47,252	0	0	20.41	10/15/2014	10/15/2021					
	17,676	7,071	0	23.21	4/1/2015	4/1/2022					
	12,081	2,063	0	26.92	7/17/2015	7/17/2022					
	94,288	0	0	26.92	7/17/2015	7/17/2022					
							10,605	297,682	4/1/2015		
							1,768	49,628	7/17/2015		
							31,261	877,496	4/1/2016		
							45,953	1,289,901	4/1/2017		
							58,567	1,643,976	4/1/2018		
							175,560(2)	4,927,969	4/1/2016		
							105,386(2)	2,958,185	4/1/2017	259,498(3)	7,284,109
Stephen Fisher	1,820	7,279	0	23,21	4/1/2015	4/1/2022					
							10,915	1,013,627	4/1/2015		
							36,471	2,786,939	4/1/2016		
							47,304	2,823,136	4/1/2017		
							52,560	2,594,716	4/1/2018		
							102,410(2)	2,874,649	4/1/2016		
							108,486(2)	3,045,202	4/1/2017	232,882(3)	6,536,998

Name	Option Awards						Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($) [1]	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [1]
Wendy Jones	2,646	0	0	22.76	4/1/2014	4/1/2021					
	13,377	2,080	0	23.21	4/1/2015	4/1/2022					
							8,318	772,313	4/1/2015		
							10,396	965,374	4/1/2015		
							26,051	1,990,685	4/1/2016		
							3,132	199,759	10/15/2016		
							16,895	1,008,275	4/1/2017		
							22,526	1,112,010	4/1/2018		
							80,846	3,243,298	7/15/2018		
							5,496[2]	154,273	10/15/2016		
							38,745[2]	1,087,572	4/1/2017		
										410,255[3]	11,515,857
Jae Hyun Lee	4,159	4,160	0	23.21	4/1/2015	4/1/2022					
							6,237	579,252	4/1/2015		
							15,630	1,194,406	4/1/2016		
							27,032	1,613,240	4/1/2017		
							22,061	1,232,179	9/15/2017		
							37,544	1,853,363	4/1/2018		
							43,890[2]	1,231,992	4/1/2016		
							103,385[2]	2,902,017	4/1/2017		
										166,344[3]	4,669,276
Raymond J. Pittman[3]											

(1)   Market Value is calculated based on a price per share of $28.07, which was the closing price of our common stock on December 31, 2018.

(2)   In accordance with the SEC executive compensation disclosure rules, represents the estimated future award of PBRSUs at the maximum performance level under the 2018-2019 performance period based on Company performance through 2018. PBRSUs are earned based on the Company's FX-neutral revenue and non-GAAP operating margin dollars during the performance period (with the application of a return on invested capital and Payments modifier). See "Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards — PBRSU Program" above for a more detailed discussion of these awards and related performance measures.

(3)   Pursuant to the terms of the Pittman Separation Agreement, and commensurate with the terms of the Standard Severance Plan, upon Mr. Pittman's separation of employment, he received, among other benefits, full acceleration of his equity awards which would have otherwise vested within 12 months of his termination date. All other equity awards in the form of RSUs, stock options, and PBRUs ceased to vest and were forfeited as of his termination date.

2018 Option Exercises and Stock Vested

The following table and footnotes set forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards for each of our NEOs for the fiscal year ended December 31, 2018.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Devin N. Wenig	134,207	3,891,505	469,171	18,753,644
Scott F. Schenkel	101,475	2,050,965	326,192	13,084,511
Stephen Fisher	51,451	810,656	328,062	12,359,303
Wendy Jones	9,500	188,256	73,181	2,757,915
Jae Hyun Lee	39,054	466,375	120,236	4,806,314
Raymond J. Pittman[3]	15,172	163,121	147,089	6,180,018

(1)   Value realized on exercise of stock options is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not reflect actual proceeds received.

(2)   Value realized on vesting of stock awards is based on the fair market value of our common stock on the vesting date and does not reflect actual proceeds received.

(3)   Pursuant to the terms of the Pittman Separation Agreement, and commensurate with the terms of the Standard Severance Plan, upon Mr. Pittman's separation of employment, he received, among other benefits, full acceleration of his equity awards which would have otherwise vested within 12 months of his termination date. All other equity awards in the form of RSUs, stock options, and PBRUs ceased to vest and were forfeited as of his termination date.

Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2018. In the case of Mr. Pittman, whose employment was terminated involuntarily on July 2, 2018 outside of a change in control, the amounts and descriptions in the table, footnotes, and narrative set forth the payments actually made by the Company in connection with his termination.

Name	Voluntary Termination ($)(a)	Change in Control ($)(b)	Involuntary Termination Outside of a Change in Control ($)(c) [1]	Involuntary Termination in Connection with a Change in Control ($)(d) [1]	Death or Disability ($)(e)[2]
Devin N. Wenig	0	0	31,785,695	61,845,517	26,093,455
Scott F. Schenkel	0	0	14,272,587	24,009,683	11,787,588
Stephen Fisher[3]	0	0	10,054,001	16,088,011	9,324,907
Wendy Jones	0	0	4,889,939	13,762,153	4,665,797
Jae Hyun Lee	979,857[4]	0	7,152,224	12,040,693	6,521,086
Raymond J. Pittman	0	0	6,454,252[5]	0	0

[1] With respect to Mr. Wenig and Mr. Schenkel, an involuntary termination includes a termination without cause or resignation for good reason. With respect to Ms. Jones, Mr. Fisher and Mr. Lee, under the Standard Severance Plan, an involuntary termination includes only a termination without cause, and an involuntary termination in connection with a change in control includes termination without cause or resignation for good reason.

[2] The death or disability benefit for Ms. Jones, Mr. Fisher and Mr. Lee are each presented as though their employment terminated outside a change in control. In the event their employment is terminated in connection with a change in control, Ms. Jones' death or disability benefit would be $11,178,853, Mr. Fisher's death or disability benefit would be $12,539,047, and Mr. Lee's death or disability benefit would be $9,124,735.

[3] Pursuant to the terms of his Reemployment Agreement, Mr. Fisher is entitled to access to medical benefits under the program or programs available to similarly situated executives of the Company through October 31, 2024, regardless of a prior termination of employment with the Company for any reason (with such medical benefits to be provided through COBRA or a program with equivalent terms, as applicable). Amounts related to this benefit have been included with respect to each applicable column in this table.

[4] Represents a separation benefit payable to Mr. Lee upon a voluntary termination of employment, which is intended to replicate benefits offered under a retirement program in which Mr. Lee formerly participated when he was employed with the Company in Korea. Under the terms of Mr. Lee's offer letter, in the event Mr. Lee terminated his employment with the Company, he would receive a separation benefit equal to 18 times his average monthly salary, based on six years of completed service since January 1, 2013.

[5] Represents the total separation benefits the Company paid to Mr. Pittman upon his separation of employment on July 2, 2019. Pursuant to the terms of the Pittman Separation Agreement, and commensurate with the terms of the Standard Severance Plan, this includes one year of his base salary ($625,000), one year of his target annual incentive cash award ($468,750), a pro rata bonus for 2018 for the period of time in 2018 during which he was employed ($198,281), two times the cost of 12 months of health care coverage ($48,964), and full acceleration of his equity awards which would have otherwise vested within 12 months of his termination date ($5,113,257).

Voluntary Termination (Column (a))

Mr. Lee's offer letter and Mr. Fisher's Reemployment Letter each provide for severance benefits upon a voluntary termination. However, Mr. Fisher's eligibility for severance benefits is contingent on his continued employment by the Company through December 31, 2019.

Change in Control (Column (b))

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to convert, assume, or replace the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The amounts reported in the Change in Control column assume that, in a change in control transaction, the successor entity would convert, assume, or replace outstanding equity awards. If the successor entity does not convert, assume, or replace any outstanding equity awards and all the unvested and outstanding awards are fully accelerated upon a change in control, the aggregate value of accelerated vesting of such awards to each of the NEOs that were executive officers of the Company as of December 31, 2018, calculated based on the closing price of our common stock on December 31, 2018, would be as follows:

Name	Acceleration Value of All Outstanding Equity Awards as of 12/31/18 ($) [*]
Mr. Wenig	38,107,710
Mr. Schenkel	15,982,374
Mr. Fisher	12,821,124
Ms. Jones	10,827,209
Mr. Lee	9,165,679
Mr. Pittman	n/a[(1)]

[*] Includes the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined.

[(1)] No amounts are included for Mr. Pittman because his employment with the Company terminated on July 2, 2018.

Involuntary Termination outside of a Change in Control (Column (c))

The Company's Standard Severance Plan provides severance protection outside of a change in control period if a participant is terminated without cause and signs and does not revoke a waiver of claims against the Company. Ms. Jones, Mr. Fisher and Mr. Lee participate in such plan.

Mr. Wenig and Mr. Schenkel do not participate in the Standard Severance Plan. Mr. Wenig and Mr. Schenkel entered into offer letters with the Company in 2014 in connection with their appointment to their current roles at the Company, each of which provides for certain severance benefits if the applicable executive is terminated without cause or resigns for good reason not in connection with a change in control, and signs and does not revoke a waiver of claims against the Company.

Under the terms of Mr. Lee's offer letter entered into in connection with his promotion to his role of Senior Vice President, EMEA, Mr. Lee is entitled to receive a separation payment in the event he terminates his employment with the Company. This separation payment is intended to replicate benefits offered under a retirement program in which Mr. Lee formerly participated when he was employed with the Company in Korea. The benefit is equal to three times his average monthly salary multiplied by his years of service since January 1, 2013. In contrast, should the Company terminate Mr. Lee's employment for a reason other than cause, Mr. Lee is entitled to benefits under the Standard Severance Plan. Mr. Lee's offer letter also includes a non-competition restrictive covenant for 12-months post termination of employment.

The following chart describes the severance benefits, in addition to certain accrued benefits (such as earned but unpaid bonuses, payment of unreimbursed expenses, etc.) that each of our NEOs would receive if terminated outside of a change in control.

		Standard Severance Plan Participants	Mr. Wenig and Mr. Schenkel
Cash Elements	**Severance**	1x salary and 1x target cash incentive award	2x salary and 2x target cash incentive award
	eIP	Prorated payment for year in which termination occurs [1]	
	Health Premium	2x the cost of 12 months of health insurance coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**Options and RSUs**	100% acceleration of awards that would have otherwise vested within 12 months of termination date [2]	
	PBRSUs	100% acceleration of awards that would have otherwise vested within 12 months of termination date [2]	

[1]   For Mr. Wenig and Mr. Schenkel, based only on actual performance with respect to the Company performance element for the full year. For Standard Severance Plan Participants, based on actual performance with respect to the Company performance element for the full year and target performance with respect to the individual performance element.

[2]   For Mr. Wenig and Mr. Schenkel, the Company shall pay cash in lieu of accelerated vesting. For Standard Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

Involuntary Termination in Connection with a Change in Control (Column (d))

The Company's Change in Control Severance Plan provides severance protection in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Ms. Jones, Mr. Fisher and Mr. Lee participate in the Change in Control Severance Plan.

Mr. Wenig and Mr. Schenkel do not participate in the Change in Control Severance Plan. Mr. Wenig and Mr. Schenkel entered into offer letters with the Company in 2014 in connection with their appointment to their current roles at the Company, each of which provides for certain severance benefits if the applicable executive is terminated without cause or resigns for good reason in connection with a change in control, and signs and does not revoke a waiver of claims against the Company.

The following chart describes the severance benefits that each of our NEOs would receive if they are terminated in connection with a change in control.

		Change in Control Severance Plan Participants	Mr. Wenig and Mr. Schenkel
Cash Elements	**Severance**	2x salary and 2x target cash incentive award	
	eIP	1x target cash incentive award [1]	Prorated payment for year in which termination occurs [1]
	Health Premium	2x the cost of 24 months of health insurance coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**Options and RSUs**	100% acceleration of awards [2]	
	PBRSUs	100% acceleration of awards [2][3]	

⁽¹⁾ For Mr. Wenig and Mr. Schenkel, based only on actual performance with respect to the Company performance element for the full year. For Change in Control Severance Plan Participants, based on target performance with respect to both the Company performance component and the individual performance component.

⁽²⁾ For Mr. Wenig and Mr. Schenkel, the Company shall pay cash in lieu of accelerated vesting. For Change in Control Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

⁽³⁾ This payment includes the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined.

Death or Disability (Column (e))

Mr. Wenig and Mr. Schenkel

Pursuant to their respective offers letters, if either Mr. Wenig's or Mr. Schenkel's employment terminates due to death or disability (as defined in the applicable offer letter), the applicable executive will be entitled to receive, within 30 days of his termination date, a cash payment equal to the value of any outstanding and unvested equity awards, including the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined, that would have otherwise vested within 24 months of his termination date (where the value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

Ms. Jones, Mr. Fisher and Mr. Lee

Pursuant to the Standard Severance Plan, if, outside a change in control, either Ms. Jones', Mr. Fisher's or Mr. Lee's employment terminates due to his or her death or disability (as defined in the Standard Severance Plan) then the applicable executive will be entitled to receive, within 60 days of his or her termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of his or her outstanding and unvested equity awards, including the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined, that would have otherwise vested within 24 months of his or her termination date (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date).

Pursuant to the Change in Control Severance Plan, if, in connection with a change in control, either Ms. Jones', Mr. Fisher's or Mr. Lee's employment terminates due to his or her death or disability (as defined in the Change in Control Severance Plan) then the applicable executive is entitled to receive, within 60 days of his or her termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of all his or her outstanding and unvested equity, including the target amount of shares subject to PBRSUs for performance periods for which achievement has not yet been determined (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

Compensation of Directors

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to all directors who are not employees of eBay, or any parent, subsidiary or affiliate of eBay, for their Board and committee services.

Except for Mr. Omidyar, eBay's founder and member of the Board, 2018 annual compensation to continuing non-employee directors consisted of (a) Company common stock with a grant date value equal to $250,000 or, for a non-employee director serving as the Chairman of the Board, $350,000, in each case rounded up to the nearest whole share, granted at the time of the annual meeting and (b) an annual cash retainer of $80,000 paid in quarterly installments (or, at the non-employee director's discretion, paid in additional common stock of an equivalent value rounded up to the nearest whole share). The annual retainer is pro-rated in the event that a director serves for a portion of a year.

Deferred Stock Units ("DSUs") granted prior to August 1, 2013 are payable in Company common stock or cash (at our election) following the termination of a non-employee director's service on the Board. DSUs granted on or after August 1, 2013 are payable solely in Company common stock following the termination of a non-employee director's service on the Board. Since January 1, 2017, RSUs have been granted in lieu of DSUs as compensation for non-employee directors. In the event of a change in control of eBay, any equity awards granted to our non-employee directors will accelerate and become fully vested and exercisable.

The following table sets forth annual retainers paid to our non-employee directors who serve as Chairman of the Board; the Chairs of the Audit, Compensation, and Corporate Governance and Nominating Committees; and the members of those Committees. Directors with an interest and background in technology who meet regularly with our senior technologists and report significant matters to the Board do not receive any additional compensation for such service.

Role	2018 Annual Retainer
All Independent Directors	$ 80,000
Board Chairman	$100,000
Lead Independent Director (if applicable)	$ 25,000
Committee Chairs	
Audit	$ 20,000
Compensation	$ 15,000
Corporate Governance & Nominating	$ 15,000
Committee Members	
Audit	$ 18,000
Compensation	$ 12,000
Corporate Governance & Nominating	$ 10,000

2018 Director Compensation Table

The following table and footnotes summarize the total compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2018.

Name (a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c) [1]	Option Awards ($)(d)	All Other Compensation ($)(e)	Total ($)(f)
Fred D. Anderson Jr.	121,750	250,000	–	–	371,750
Edward W. Barnholt[2]	54,250	250,000	–	–	304,250
Anthony J. Bates	94,250	250,000	–	–	344,250
Adriane M. Brown	98,000	250,000	–	–	348,000
Diana Farrell	80,000	250,000	–	–	330,000
Logan D. Green	90,000	250,000	–	–	340,000
Bonnie S. Hammer	94,250	250,000	–	–	344,250
Kathleen C. Mitic	119,250	250,000	–	–	369,250
Pierre M. Omidyar	–	–	–	24,001	24,001
Paul S. Pressler	109,317	250,000	–	–	359,317
Robert H. Swan	80,000	250,000	–	–	330,000
Thomas J. Tierney	204,250	350,000	–	–	554,250
Perry M. Traquina	108,000	250,000	–	–	358,000

[1] In connection with the non-employee director's service to the Company, the non-employee director was granted RSUs. The number of RSUs granted represents the quotient of (A) $250,000 (and $100,000 with respect to the additional award to Mr. Tierney, the non-employee director serving as Chairman of the Board) divided by (B) the Company's closing stock price on the date of grant, rounded up to the nearest whole RSU. 100% of the RSUs vest on the earlier of: (i) the one-year anniversary of the date of grant or (ii) the date of the Company's first annual meeting of stockholders that occurs after the date of grant, provided the non-employee director continues to provide service to the Company through such date.

[2] On April 2, 2018, Mr. Barnholt informed the Company that he would not stand for re-election to our Board of Directors when his term expired at our 2018 Annual Meeting of Stockholders due to his retirement from the Board. The cash fees paid to Mr. Barnholt reflect a pro-rated payment of the annual retainer for the period of 2018 during which he provided service to the Company.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2018, which includes fees with respect to which the following directors elected to receive shares in lieu of cash.

Name	Fees Forgone ($)	Shares Received (#)
Paul S. Pressler	109,317	3,098
Robert H. Swan	80,000	2,245
Thomas J. Tierney	204,250	5,735
Perry M. Traquina	108,000	3,030

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of RSUs granted in 2018. The grant date fair value of each RSU was calculated using the fair value of our common stock on the date of the grant. Each non-employee director (other than Mr. Omidyar) providing service as a

director through May 30, 2018, the date of our 2018 Annual Meeting (including Mr. Barnholt who resigned immediately thereafter), was granted 6,606 RSUs with a value of $250,000 on such date (or, in the case of Mr. Tierney, our Chairman of the Board, 9,248 RSUs with a value of $350,000 on such date). Such RSUs become fully vested upon the earlier of (i) the first anniversary of the grant date, and (ii) the first annual meeting of the stockholders of the Company that occurs after the grant date.

As of December 31, 2018, each individual who served as a non-employee director during 2018 held the aggregate numbers of DSUs and RSUs as set forth below. There were no outstanding options held by non-employee directors as of December 31, 2018.

Name	DSUs Held as of 12/31/18 (#)	Total RSUs Held as of 12/31/18 (#)
Fred D. Anderson Jr.	44,402	6,606
Edward W. Barnholt	0	6,606
Anthony J. Bates	5,810	6,606
Adriane M. Brown	0	6,606
Diana Farrell	0	6,606
Logan D. Green	0	6,606
Bonnie S. Hammer	3,711	6,606
Kathleen C. Mitic	25,212	6,606
Paul S. Pressler	1,128	6,606
Robert H. Swan	836	6,606
Thomas J. Tierney	52,784	9,248
Perry M. Traquina	6,198	6,606

All Other Compensation (Column (e))

The amount reported in the All Other Compensation column for Mr. Omidyar consists of that portion of the premiums paid by eBay for health insurance coverage for the benefit of Mr. Omidyar. Other than this benefit, the Company provides no other reportable compensation or benefits to non-employee directors.

Equity Compensation Plan Information

The following table gives information about shares of our common stock that may be issued upon the exercise of options and rights under our equity compensation plans as of December 31, 2018. We refer to these plans and grants collectively as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	35,777,789[1]	$21.7997[2]	77,510,191[3]
Equity compensation plans not approved by security holders	—	—	—
Total	35,777,789	$21.7997	77,510,191

[1] Includes (a) 31,165,973 shares of our common stock issuable pursuant to RSUs under our 2008 Equity Incentive Award Plan, as amended and restated, or our 2008 Plan, and our terminated plans, (b) 2,058,048 shares of our common stock issuable pursuant to stock options under our 2008 Plan and our terminated plans, and (c) 207,179 shares of our common stock issuable pursuant to DSUs under our 2008 Plan and a terminated plan. RSUs and DSUs, each represent an unfunded, unsecured right to receive shares of Company common stock (or, with respect to DSUs granted prior to August 1, 2013, the equivalent value thereof in cash or property). The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Does not include outstanding RSUs or DSUs.

[3] Includes 11,947,925 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of December 31, 2018.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Devin Wenig, our CEO. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

To better understand this disclosure, we think it is important to give context to our operations. eBay is a global commerce leader with operations requiring a wide range of talents and roles. As a global organization, we strive to create a competitive compensation program in the locations we operate. As a result, our compensation program varies by local market in order to allow us to provide a competitive compensation package.

Ratio. For 2018,

- The median of the annual total compensation of all of our employees, other than Mr. Wenig, was $119,562.

- Mr. Wenig's annual total compensation, as reported in the 2018 Summary Compensation Table, was $18,172,166.

- Based on this information, the ratio of the annual total compensation of Mr. Wenig to the median of the annual total compensation of all employees is estimated to be 152 to 1.

In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2018 Summary Compensation Table with respect to each of the NEOs.

Identification of Median Employee. As permitted by SEC rules, we have used the same median employee as we did in our last proxy statement because we do not believe there has been a change in our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. To identify our median employee, we elected to use total target direct compensation which we calculated as year-to-date salary, target bonus and target annual equity awards. We chose this compensation measure because we believe it is the most accurate reflection of pay at eBay. For purposes of this disclosure, we converted employee compensation from local currency to U.S. dollars using the exchange rate the Company used for 2018 internal budgeting purposes.

We selected December 3, 2018 as the date on which to determine our median employee. As of that date, we had had approximately 14,100 employees, with approximately 7,130 employees located in the United States and 6,980 employees located outside of the United States. The pay ratio disclosure rules provide an exemption for companies to exclude non-U.S. employees from the median employee calculation if non-U.S. employees in a particular jurisdiction account for five percent (5%) or less of the company's total number of employees. We applied this *de minimis* exemption when identifying the median employee by excluding 633 employees in 20 jurisdictions, as set forth below. After taking into account the *de minimis* exemption, approximately 13,480 employees (or 95.5% of the population) were considered for identifying the median employee.

Our calculation excluded employees from the following locations: Argentina (6); Belgium (15); Brazil (7); Chile (2); Czech Republic (27); France (27); Hong Kong (43); India (101); Italy (45); Japan (178); Luxembourg (23); Malaysia (42); Mexico (14); Russian Federation (13); Singapore (42); South Africa (6); Sweden (6); Taiwan (10); Thailand (3); and Vietnam (23).

Questions and Answers about the Proxy Materials and our 2019 Annual Meeting

Why am I receiving these materials?

Our Board has made these proxy materials available to you in connection with the Board's solicitation of proxies for use at our 2019 Annual Meeting, which will take place on May 30, 2019. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. We mailed the Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders on or around April 19, 2019.

What information is contained in these materials?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our most highly paid executive officers and our directors, and certain other required information. Our 2018 Annual Report, which includes our audited consolidated financial statements, is also included with these proxy materials. If you received a paper copy of these materials, the proxy materials also included the accompanying proxy card or voting instruction form for the Annual Meeting. If you received the Notice instead of a paper copy of the proxy materials, voting instructions can be found in the Notice or below.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we mailed to many of our stockholders the Notice instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a copy of the proxy materials by mail or email. Instructions on how to access the proxy materials over the Internet or to request a paper or email copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or email on an ongoing basis.

This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting.

What proposals will be voted on at the Annual Meeting? What are the Board's voting recommendations?

The following chart describes the proposals to be considered at the Annual Meeting and the Board's voting recommendations.

PROPOSAL	THE BOARD'S VOTING RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
1. Election of 15 directors named in this Proxy Statement	"FOR" each nominee named in this Proxy Statement	24
2. Say-on-Pay: Advisory Vote to Approve Named Executive Officer Compensation	"FOR" the approval, on an advisory basis, of the compensation of our named executive officers	37
3. Ratification of Appointment of Independent Auditors	"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2019	39
4. Management Proposal to Amend Special Meeting Provisions in the Company's Certificate of Incorporation and Bylaws	"FOR" the approval of this proposal	43
5. Stockholder Proposal Requesting that the Board Require an Independent Chair, if properly presented	"AGAINST" the proposal requesting the Board require an independent chair	45

At the time the Notice was mailed, our management and the Board were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the Notice.

How many shares are entitled to vote?

Each share of eBay common stock outstanding as of the close of business on April 5, 2019, the record date, is entitled to one vote at the Annual Meeting. At the close of business on April 5, 2019, 874,816,660 shares of common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the record date of April 5, 2019, and you are entitled to cast one vote per share of common stock held by you on the record date. These shares include shares that are (1) held of record directly in your name, including shares purchased or acquired through eBay's equity incentive plans and (2) held for you as the beneficial owner through a broker, bank, or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most stockholders of eBay hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

• **Shares held of record.** If your shares are registered directly in your name with eBay's transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by eBay. As a stockholder of record, you have the right to grant your voting proxy directly to eBay or to vote in person at the Annual Meeting. If you do not wish to grant your voting proxy directly to eBay or to vote in person at the Annual Meeting, you may submit voting instructions via the Internet or by telephone by following the instructions on the Notice, and as described below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, eBay has sent you a proxy card for you to use to direct the proxyholders regarding how to vote your shares.

- **Shares owned beneficially.** If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you request and receive a valid proxy from your broker, bank, or other nominee. If you do not wish to vote in person or will not be attending the Annual Meeting, you may vote by proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, your broker, bank, or other nominee has enclosed a voting instruction form for you to use to direct the broker, bank, or other nominee regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Can I attend the Annual Meeting?

You are invited to attend the Annual Meeting if you are a stockholder of record or a beneficial owner as of April 5, 2019. All stockholders must bring proof of identification. If you are a stockholder of record, your name will also be verified against the list of stockholders of record prior to admittance to the Annual Meeting. If you hold your shares in a brokerage account or through a broker, bank, or other nominee, you will need to provide proof of ownership by bringing either a copy of the Notice provided by your broker or a copy of a brokerage statement showing your share ownership as of April 5, 2019. Whether or not you attend the Annual Meeting, the event will be made available via webcast on our investor relations website at https://investors.ebayinc.com, and the webcast will be archived for a period of 90 days following the date of the Annual Meeting. Since seating may be limited, admission to the Annual Meeting will be on a first-come, first-served basis.

How can I vote my shares in person at the Annual Meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to vote in person, please bring proof of identification. Even if you plan to attend the Annual Meeting, eBay recommends that you submit a proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting. Shares held in street name through a brokerage account or by a broker, bank, or other nominee may be voted in person by you only if you obtain a valid proxy from your broker, bank, or other nominee giving you the right to vote the shares.

How can I vote my shares without attending the Annual Meeting?

If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail pursuant to instructions provided on the proxy card.

If you hold shares beneficially in street name, you may vote through a voting instruction form over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- filing a timely written notice of revocation with our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125);

- submitting a new proxy at a later date via the Internet, by telephone, or by mail following the instructions provided in the Notice or, if requested, the proxy card; or

- attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee.

Only the latest validly executed proxy that you submit will be counted.

How are votes counted?

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees named in this Proxy Statement. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

- the advisory vote to approve named executive officers compensation;

- the ratification of the appointment of independent auditors;

- the management proposal regarding special meeting provisions; and

- the stockholder proposal requesting that the Board require an independent chair.

If you elect to abstain from voting on any of these proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposal.

If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals. If no instructions are indicated, the shares will be voted as recommended by our Board.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

What is the quorum requirement for the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

The following chart describes the proposals to be considered at the Annual Meeting, the vote required to elect directors to the Board and to adopt each of the other proposals, and the manner in which votes will be counted. Shares voted "ABSTAIN" and shares not represented at the meeting have no effect on the election of directors.

For each of the other proposals, abstentions have the same effect as "AGAINST" votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes," on proposals other than the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for 2019. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

PROPOSAL	VOTING OPTIONS	VOTE REQUIRED TO ADOPT THE PROPOSAL	EFFECT OF ABSTENTIONS	EFFECT OF BROKER NON-VOTES*
Election of 15 director nominees named in this Proxy Statement	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
Advisory vote to approve named executive officers compensation	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect
Ratification of appointment of independent auditors	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	Brokers have discretion to vote
Management proposal to amend special meeting provisions in the Company's charter and bylaws	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect
Stockholder proposal requesting that the board require an independent chair, if properly presented	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect

* A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal.

What happens if a nominee who is duly nominated does not receive a majority vote?

Each current director who is standing for election at the Annual Meeting has tendered an irrevocable resignation from the Board that will become effective if (1) the election is uncontested and (2) the Corporate Governance and Nominating Committee or another committee of the Board comprised of independent directors determines to accept such resignation after the director fails to receive a majority of votes cast. This determination will be made within 90 days of the Annual Meeting (subject to an additional 90-day period in certain circumstances) and will be publicly reported promptly after it is made.

Where can I find the voting results of the Annual Meeting?

We will publish the voting results in a Current Report on Form 8-K subsequent to the Annual Meeting.

Who will bear the cost of soliciting votes for the Annual Meeting?

eBay will pay the entire cost of the solicitation of proxies. eBay has retained the services of D.F. King & Co., Inc., a professional proxy solicitation firm, to aid in the solicitation of proxies. eBay expects that it will pay D.F. King its customary fees, estimated not to exceed approximately $17,500 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. eBay has agreed to indemnify D.F. King against certain liabilities relating to or arising out of their engagement. In addition, eBay may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. eBay must also pay banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others certain fees associated with:

- forwarding the Notice to beneficial owners;

- forwarding printed proxy materials to beneficial owners who specifically request them; and

- obtaining beneficial owners' voting instructions.

Solicitations may also be made by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, in particular LinkedIn, eBay's investor relations website, other eBay-hosted websites and blogs, or otherwise by directors, officers, and other employees of eBay, but eBay will not additionally compensate its directors, officers, or other employees for these services.

May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?

You may submit proposals for consideration at future annual stockholder meetings. To be considered for inclusion in the proxy materials for our 2020 Annual Meeting of Stockholders, your proposal (other than a proposal for director nomination) must be received by our Corporate Secretary at our principal executive office no later than December 21, 2019.

Your proposal must comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Your proposal should be sent via registered, certified or express mail to our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125); no facsimile submissions will be accepted.

A stockholder proposal or a nomination for director that is received after this date will not be included in our proxy materials, but will otherwise be considered at the 2020 Annual Meeting of Stockholders so long as it is submitted to our Corporate Secretary at our principal executive office no earlier than January 31, 2020 and no later than March 1, 2020 and otherwise in accordance with our bylaws.

Our bylaws also provide that, under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in the proxy materials for our annual meetings. These proxy access provisions of our bylaws provide, among other things, that a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding stock continuously for at least three years, may nominate, and include in our proxy materials for an annual meeting, two individuals to serve as directors or 20% of the Board, whichever is greater. The nominating stockholder or group of stockholders also must deliver the information required by, and each nominee must meet the qualifications required by, our bylaws. Requests to include stockholder-nominated candidates in the Company's proxy materials for the 2020 Annual Meeting of Stockholders must be received by the Corporate Secretary at the above address no earlier than January 31, 2020 and no later than March 1, 2020. We advise you to review our bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations and proxy access nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Failure to comply with the requirements, procedures and deadlines in our bylaws may preclude presentation and consideration of the matter or

nomination of the applicable candidate for election at the 2020 Annual Meeting of Stockholders. Our bylaws were filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2018 and can be viewed by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. You may also obtain a copy by writing to our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125).

How can I get electronic access to the Proxy Statement and Annual Report?

The Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet and vote your shares; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx.

You can choose to receive future proxy materials electronically by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact eBay Investor Relations and tell us otherwise. You may visit our investor relations website at https://investors.ebayinc.com or contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493.

Our Proxy Statement will also be available in interactive form at https://iiwisdom.com/ebay-2019.

How do I obtain a paper copy of the proxy materials?

If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

How do I obtain a separate set of proxy materials if I share an address with other stockholders?

eBay has adopted an SEC-approved procedure called "householding." Under this procedure, we are delivering a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share an address, unless otherwise requested from one or more of the stockholders. This procedure reduces the environmental impact of our annual meetings, and reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. If you reside at such an address and wish to receive a separate copy of the Notice and, if applicable, the proxy materials, including our annual report, you may contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493 and we will promptly deliver a separate copy of the Notice and, if applicable, the proxy materials. You may also contact eBay Investor Relations if you would like to receive separate copies in the future, or if you are receiving multiple copies of our proxy materials and would like to receive only one copy in the future. Stockholders who hold shares in street name (as described above) may contact their broker, bank, or other nominee to request information about householding.

Other Matters

The Board knows of no other matter that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

Stockholders are urged to vote via the Internet or by telephone by following the instructions in the Notice or, if applicable, the proxy card or voting instruction form.

By Order of the Board of Directors

Marie Oh Huber
Secretary

April 19, 2019

Copies of this Proxy Statement and our annual report for the year ended December 31, 2018 are available by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. This Proxy Statement will also be available in interactive form at https://iiwisdom.com/ebay-2019.

You may also obtain copies free of charge by contacting investor relations by mail at 2025 Hamilton Avenue, San Jose, California 95125.

Appendix A
Special Meeting Provisions – Charter

ARTICLE VI

...

E. Subject to the terms of any class or series of Preferred Stock and except as required by law, special meetings of the stockholders of the corporation may be called only by: (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption); (ii) the Chairman of the Board; (iii) the Chief Executive Officer; or (iv) the Secretary of the corporation upon the written request of one or more stockholders of record of the corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty-~~five~~ percent (~~25~~20%) "net long position" of the outstanding common stock of the corporation for at least 30 days prior to the date of such request and who have delivered such requests in accordance with and subject to the procedures and conditions and any other provisions set forth in the bylaws of the corporation (as amended from time to time), including any limitations set forth in the bylaws of the corporation on the ability to make such a request for such a special meeting and any provisions as to the determination and calculation of such twenty-~~five~~ percent (~~25~~20%) "net long position" for such 30 day period.

Appendix B
Special Meeting Provisions – Bylaws

Article I

...

Section 1.3: Special Meetings.

(a) General. Special meetings of the stockholders, for any purpose or purposes described in the notice of the meeting, may be called by (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), (ii) the Chairman of the Board or (iii) the Chief Executive Officer of the Corporation, and shall be held at such place, if any, on such date, and at such time as they shall fix. Subject to the provisions of Section 1.3(b) and other applicable provisions of these bylaws, a special meeting of stockholders shall be called by the Secretary of the Corporation upon the written request (a "*Stockholder Requested Special Meeting*") of one or more stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty-~~five~~ percent (~~25~~20%) aggregate "net long position" of the outstanding common stock of the Corporation (the "*Requisite Percent*") for at least thirty (30) days as of the date such request is delivered to the Corporation. For purposes of determining the Requisite Percent, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "*Exchange Act*"); *provided* that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Corporation's common stock on the NASDAQ Global Select Market (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the Corporation, and (D) a "subject security" shall refer to the outstanding common stock of the Corporation; and (y) the net long position of such holder shall be reduced by the number of shares of common stock of the Corporation as to which such holder does not, or will not, have the right to vote or direct the vote at the special meeting or as to which such holder has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. Whether the requesting holders have complied with the requirements of this Article I and related provisions of the Bylaws shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the stockholders.



2025 Hamilton Avenue
San Jose, California 95125
http://investors.ebayinc.com

